This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

< Toyota Global Vision >

Toyota will lead the way to the future of mobility,

enriching lives around the world with the safest

and most responsible ways of moving people.

Through our commitment to quality,

constant innovation and respect for the planet,

we aim to exceed expectations

and be rewarded with a smile.

We will meet challenging goals by engaging the

talent and passion of people,

who believe there is always a better way.

Table of Contents

To Our Shareholders	2

(Attachment to the Notice of Convocation of FY2015 Ordinary General Shareholders’ Meeting)
Business Report	40
1. Outlook of Associated Companies	40
2. Status of Shares	50
3. Status of Stock Acquisition Rights, Etc.	51
4. Status of Members of the Board of Directors and Audit & Supervisory Board Members	52
5. Status of Accounting Auditor	57
6. Basic Policy Regarding the System to Secure the Appropriateness of Business	58
Unconsolidated Financial Statements	61
UNCONSOLIDATED BALANCE SHEETS	61
UNCONSOLIDATED STATEMENTS OF INCOME	63
UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS	64
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS	68
Independent Auditor’s Report (Certified Copy)	72
Consolidated Financial Statements	74
CONSOLIDATED BALANCE SHEETS	74
CONSOLIDATED STATEMENTS OF INCOME	76
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	77
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	79
Independent Auditor’s Report (Certified Copy)	81
Audit & Supervisory Board’s Report (Certified Copy)	83

To Our Shareholders:

We believe that Toyota should be a competitive and beloved company if it is to inherit and develop the Toyota founding principle of “contributing to society through the manufacturing of automobiles,” a principle instilled in our very roots. This aim will be attained when all of the people at Toyota commit themselves with firm conviction to the building of a solid base and innovation for the production of “ever-better cars” and continue to provide automobiles that bring smiles to our customers. Again in FY2015, we saw increased demand for Toyota cars from customers both in Japan and abroad. We owe this success to the cooperation and support of local communities and shareholders, as well as to the efforts of our dealers and suppliers, and for this we express our sincere gratitude.

Under these circumstances, our consolidated financial results for FY2015 reflected our group-wide efforts for cost improvement and the impact of changes in foreign exchange rates, and consolidated net income increased by 350.2 billion yen to 2,173.3 billion yen compared with FY2014. We express our sincere gratitude for the patronage of our loyal customers and the support of our shareholders.

Considering various factors such as our results of operations, research and development activities, and investment plans, we would like to propose a year-end dividend of 125 yen per share at the FY2015 Ordinary General Shareholders’ Meeting, in order to maintain our tradition of providing stable and continuous return to shareholders. This, combined with the interim dividend of 75 yen per share, will result in a total annual dividend of 200 yen per share for FY2015, an increase of 35 yen compared with FY2014.

Our company will move forward steadily and boldly toward the realization of the “Toyota Global Vision” with a focus on two initiatives. The first initiative is to enhance our true competitiveness in order to grow as a tree adding annual growth rings. We will reinforce our management base by promoting activities for manufacturing smart and attractive vehicles and developing human resources. These activities include efforts to realize the TNGA (Toyota New Global Architecture), which is an innovative manufacturing technology and method, endeavors to simplify and streamline production lines, and the introduction of a system to ensure the passing on of skills. The second initiative is to take on bold challenges of the future by creating new values and products that exceed customer expectations. In addition to our efforts to realize a hydrogen society with the “MIRAI,” the fuel cell vehicle we launched last year, we also aim to realize a safe and secure motorized society through the use of a driving support system linked to ITS (Intelligent Transport Systems) as well as personal mobility. Through motorsports activities, we will develop our people and technology by participating in races and use the human resources knowhow so developed in the future manufacturing of automobiles that create “excitement, joy and fun” for customers.

We will continue to move forward toward sustainable growth by manufacturing “ever-better cars” through the united minds of our global workforce of 340,000 employees. We look forward to your ongoing support.

(Securities Code 7203)

May 25, 2015

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of FY2015 Ordinary General Shareholders’ Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Dear Shareholder,

Please refer to the following for information about the upcoming FY2015 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of Toyota Motor Corporation (“TMC”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 p.m.) on Monday, June 15, 2015 (Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Tuesday, June 16, 2015

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2015 (April 1, 2014 through March 31, 2015) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

    Resolutions:

Proposed Resolution 1:	Distribution of Surplus
Proposed Resolution 2:	Election of 12 Members of the Board of Directors
Proposed Resolution 3:	Election of 4 Audit & Supervisory Board Members
Proposed Resolution 4:	Election of 1 Substitute Audit & Supervisory Board Member
Proposed Resolution 5:	Payment of Bonuses to Members of the Board of Directors
Proposed Resolution 6:	Partial Amendments to the Articles of Incorporation
Proposed Resolution 7:	Partial Amendments to the Articles of Incorporation and Delegation to Our Board of Directors of the Power to Determine Offering Terms in Connection with Issuance of Class Shares

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Notes

You are kindly requested to review the Reference Documents and exercise your voting rights.

You can exercise your voting rights by any of the following three methods.

By attending the meeting Date and time of the meeting: 10:00 a.m., June 16, 2015 (Japan Time)	By postal mail Deadline for exercise: Your ballot must reach us by post no later than 5:30 p.m. on June 15, 2015 (Japan Time).	Via the Internet Deadline for exercise: Enter your vote by no later than 5:30 p.m. on June 15, 2015 (Japan Time).

(1)	Points to note when attending the meeting

-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.

You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.

-	Roads around the venue will be crowded on the day of the General Shareholders’ Meeting, especially immediately before the start time. You are kindly advised to arrive early at the venue.

-	Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.

-

Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders. Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies.

(2)	Split Voting

-	If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.

(3)	Matters to be disclosed via the Internet

-

If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s Web site (http://www.toyota.co.jp/jpn/investors/).

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Distribution of Surplus

We propose the distribution of surplus as follows:

Year-end Dividend

We will strive for the stable and continuous payment of dividends while giving due consideration to factors such as business results for each term, investment plans, and our cash reserves.

In order to survive tough competition, we will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and security.

Considering these factors, we would like to offer a year-end dividend of 125 yen per share. Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2015 will be 200 yen per share.

(1)	Type of dividend assets

Cash

(2)	Allocation of dividend assets and the total amount of dividends

Payment of 125 yen per share of common stock (Total amount of dividends: 393,351,703,875 yen)

(3)	Effective date of distribution of surplus

June 17, 2015

Proposed Resolution 2: Election of 12 Members of the Board of Directors

All Members of the Board of Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 12 Members of the Board of Directors be elected. The candidates for the position of Member of the Board of Directors are as follows:

Following are the nominees

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
1	Takeshi Uchiyamada (8/17/1946) 47,539 shares	Chairman of the Board of Directors	Apr.	1969	Joined TMC
			Jun.	1998	Member of the Board of Directors of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2012	Vice Chairman of TMC
			Jun.	2013	Chairman of TMC

2	Akio Toyoda (5/3/1956) 4,596,475 shares	President, Member of the Board of Directors	Apr.	1984	Joined TMC
			Jun.	2000	Member of the Board of Directors of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC
			(important concurrent duties)
			Corporate Auditor of Toyota Boshoku Corporation
			Chairman and CEO of Toyota Motor North America, Inc.
			Chairman of Toyota Motor Sales & Marketing Corporation
			Chairman of Nagoya Grampus Eight Inc.

3	Nobuyori Kodaira (3/18/1949) 23,000 shares	Executive Vice President, Member of the Board of Directors	Apr.	1972	Joined Ministry of International Trade and Industry
			Jul.	2004	Director-General, Agency for Natural Resources and Energy
			Jul.	2006	Retired from Director-General, Agency for Natural Resources and Energy
			Aug.	2008	Advisor of TMC
			Jun.	2009	Managing Officer of TMC
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Member of the Board of Directors and Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC
			(important concurrent duties)
			Director of KDDI Corporation

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
4	Mitsuhisa Kato (3/2/1953) 13,750 shares	Executive Vice President, Member of the Board of Directors	Apr.	1975	Joined TMC
			Jun.	2004	Managing Officer of TMC
			Jun.	2006	Toyota Technocraft Co., Ltd. President
			Jun.	2006	Advisor of TMC
			Jun.	2007	Retired from Advisor of TMC
			Jun.	2010	Retired from Toyota Technocraft Co., Ltd. President
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC
			(important concurrent duties)
			Director of Toyota Boshoku Corporation

5	Seiichi Sudo (4/21/1951) 12,300 shares	Executive Vice President, Member of the Board of Directors	Apr.	1974	Joined TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2005	Toyota Motor Manufacturing North America, Inc. President
			Apr.	2006	Established Toyota Motor Engineering & Manufacturing North America, Inc. by integrating Toyota Motor Manufacturing North America, Inc. and Toyota Technical Center USA, Inc.
			Apr.	2006	Toyota Motor Engineering & Manufacturing North America, Inc. President
			Jun.	2008	Toyota Motor Kyushu, Inc. President
			Jun.	2008	Advisor of TMC
			Jun.	2008	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President
			Jun.	2010	Retired from Advisor of TMC
			Jan.	2012	Retired from Toyota Motor Kyushu, Inc. President
			Jan.	2012	Senior Managing Officer of TMC
			Jun.	2013	Executive Vice President of TMC
			(important concurrent duties)
			Chairman of Toyota Motor (Changshu) Auto Parts Co., Ltd.

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
6	Shigeki Terashi (2/16/1955) 14,900 shares	Member of the Board of Directors	Apr. Jun. Jun.	1980 2008 2008	Joined TMC Managing Officer of TMC Toyota Motor Engineering & Manufacturing North America, Inc. Executive Vice President

		- Strategic Top Executive Meeting Office (secretary general) - BR Connected Strategy and Planning Dept. (chief officer) - Corporate Planning Div. (chief officer) - Research Div. (chief officer)
			May	2011	Toyota Motor Engineering & Manufacturing North America, Inc. President and COO
			Apr.	2012	Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2012	Toyota Motor North America, Inc. President and COO
			Apr.	2013	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2013	Retired from Toyota Motor North America, Inc. President and COO
			Apr.	2013	Senior Managing Officer of TMC
			Jun.	2013	Member of the Board of Directors and Senior Managing Officer of TMC

7	Shigeru Hayakawa (9/15/1953) 14,200 shares Newly appointed	Senior Managing Officer	Apr.	1977	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2007	Managing Officer of TMC
		- External Affairs & Public Affairs Group (chief officer)	Sep. Jun. Apr.	2007 2009 2012	Toyota Motor North America, Inc. President Retired from Toyota Motor North America, Inc. President Senior Managing Officer of TMC

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
8	Didier Leroy (12/26/1957) 0 shares Newly appointed	Senior Managing Officer	Apr.	1982	Joined Renault S.A.
			Sep.	1998	Joined Toyota Motor Manufacturing France S.A.S.
		- Toyota No. 1 (President)	Sep.	1998	Toyota Motor Manufacturing France S.A.S. Vice President
			Jan.	2005	Toyota Motor Manufacturing France S.A.S. President
			Jun.	2007	Managing Officer of TMC
			Jul.	2007	Toyota Motor Europe NV/SA Executive Vice President
			Jul.	2009	Toyota Motor Manufacturing France S.A.S. Chairman
			Jun.	2010	Toyota Motor Europe NV/SA President
			Jul.	2010	Retired from Toyota Motor Manufacturing France S.A.S. Chairman
			Apr.	2011	Toyota Motor Europe NV/SA President and CEO
			Apr.	2012	Senior Managing Officer of TMC
			Apr.	2015	Toyota Motor Europe NV/SA Chairman
			(important concurrent duties)
			Chairman of Toyota Motor Europe NV/SA
			Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.
			Vice Chairman of Toyota Motor North America, Inc.

9	Takahiko Ijichi (7/15/1952) 27,000 shares Newly appointed	Advisor	Apr.	1976	Joined TMC
			Jun.	2004	Managing Officer of TMC
			Jun.	2008	Senior Managing Director of TMC
			Jun.	2011	Member of the Board of Directors and Senior
					Managing Officer of TMC
			Jun.	2013	Advisor of TMC
			(important concurrent duties)
			Director and President of TOWA REAL ESTATE Co., Ltd.

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
10	Ikuo Uno (1/4/1935) 0 shares Outside / Independent	Member of the Board of Directors	Mar.	1959	Joined Nippon Life Insurance Company
			Jul.	1986	Director of Nippon Life Insurance Company
			Mar.	1989	Managing Director of Nippon Life Insurance Company
			Mar.	1992	Senior Managing Director of Nippon Life Insurance Company
			Mar.	1994	Vice President of Nippon Life Insurance Company
			Apr.	1997	President of Nippon Life Insurance Company
			Apr.	2005	Chairman of Nippon Life Insurance Company
			Apr.	2011	Director and Advisor of Nippon Life Insurance Company
			Jul.	2011	Advisor of Nippon Life Insurance Company
			Jun.	2013	Member of the Board of Directors of TMC

(important concurrent duties)

Advisor of Nippon Life Insurance Company

Outside Director of FUJI KYUKO CO., LTD.

External Auditor of Odakyu Electric Railway Co., Ltd.

Statutory Auditor of Tohoku Electric Power Co., Inc.

External Corporate Auditor of West Japan Railway Company

Outside Director of Panasonic Corporation

Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

11	Haruhiko Kato (7/21/1952) 0 shares Outside / Independent	Member of the Board of Directors	Apr.	1975	Joined Ministry of Finance
			Jul.	2007	Director-General of the Tax Bureau, Ministry of Finance
			Jul.	2009	Commissioner of National Tax Agency
			Jul.	2010	Retired from Commissioner of National Tax Agency
			Jan.	2011	Senior Managing Director of Japan Securities Depository Center, Inc.
			Jun.	2011	President and CEO of Japan Securities Depository Center, Inc.
			Jun.	2013	Member of the Board of Directors of TMC
			(important concurrent duties) President and CEO of Japan Securities Depository Center, Inc. Outside Director of Canon Inc.

No.	Name (birth date) No. of TMC shares owned	Position and main areas of responsibility at TMC	Brief career summary and important concurrent duties
12	Mark T. Hogan (5/15/1951) 0 shares Outside / Independent	Member of the Board of Directors	Sep.	1973	Joined General Motors Corporation
			Aug.	2002	Group Vice President of General Motors Corporation
			Aug.	2004	Retired from Group Vice President of General Motors Corporation
			Sep.	2004	President of Magna International Inc.
			Dec.	2007	Retired from President of Magna International Inc.
			Jan.	2008	President and CEO of The Vehicle Production Group LLC
			Feb.	2010	Retired from President and CEO of The Vehicle Production Group LLC
			Mar.	2010	President of Dewey Investments LLC
			Jun.	2013	Member of the Board of Directors of TMC
					(important concurrent duties)
					President of Dewey Investments LLC

Notes:

1.

Toyota No. 1 is a business unit under which North America Region, Europe Region, Africa Region, Japan Sales Business Group, Toyota Planning Div. 1, Best in Town Dept., and Marketing Div. operate. Toyota No. 2 is a business unit under which China Region, Asia & Middle East Region, East Asia & Oceania Region, Latin America & Caribbean Region, Toyota Planning Div. 2, and KD Business Planning Div. operate.

2.	Matters related to the candidates to become Outside Members of the Board of Directors are as follows:
(1)	Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan are candidates to become Outside Members of the Board of Directors. Each of them is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of their re-election pursuant to this Proposed Resolution, TMC plans to maintain such registration.
(2)	Reasons for their nomination as candidates to become Outside Members of the Board of Directors:
•

Mr. Ikuo Uno has played an active part as an executive at Nippon Life Insurance Company over a number of years and possesses a wide range of knowledge and a wealth of experience in risks relating to business, investment and management among many industries. As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Member of the Board of Directors. Since assuming office as an Outside Member of the Board of Directors of TMC, he has actively expressed his opinions about issues on organizational operations from the viewpoint of sustainable growth of TMC based on his deep insight and knowledge regarding financial and capital markets. He has also played an important role as an Outside Member of the Board of Directors by advising the company on the formation of management guidelines on human resource development and response measures to business risks of TMC.

•

Mr. Haruhiko Kato has served as Director-General of the Tax Bureau of the Ministry of Finance, Commissioner of the National Tax Agency, and has also held various other prominent positions in management of public finance of Japan, gaining a wealth of experience and highly specialized knowledge. He also has management experience with Japan Securities Depository Center, Inc. As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Member of the Board of Directors. Since assuming office as an Outside Member of the Board of Directors of TMC, he has played an important role as an Outside Member of the Board of Directors by demonstrating his opinion and guidance from external, managerial and objective viewpoints on financial issues and operational risk management based on his highly specialized knowledge about financial and capital markets and finance.

•

Mr. Mark T. Hogan has management experience in automotive-related companies, including General Motors Corporation. He also has served as an advisory board member for the Company regarding management issues. As we expect him to make use of this experience for the management strategy of the Company, we nominate him as a candidate to continue as an Outside Member of the Board of Directors. Since assuming office as an Outside Member of the Board of Directors of TMC, he has played an important role as an Outside Member of the Board of Directors by expressing many opinions on business strategy and marketing corresponding to market trends based on his deep knowledge about the automotive market in the Americas.

(3)	•

Panasonic Corporation, a company where Mr. Ikuo Uno has served as an Outside Director, agreed to pay penalties to the United States Department of Justice (in September 2010) and the Canadian Competition Bureau (in October 2010) and was fined by the European Commission (in December 2011) due to violations of antitrust laws in the refrigerator compressor business. Panasonic Corporation also agreed with the United States Department of Justice (in July 2013) and the Canadian Competition Bureau (in February 2014) to pay penalties due to violations of antitrust laws in the automobile parts business for certain customers. While Mr. Uno was unaware of all such violations until they were revealed, he consistently sought to ensure that business operations were conducted in compliance with applicable laws through his execution of his duties as a director. After the violations were disclosed, he confirmed the contents of the actions taken by the company to prevent recurrences.

(4)	Outline of limited liability agreements

TMC has entered into limited liability agreements with Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan to limit the amount of their liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of their re-election pursuant to this Proposed Resolution, TMC plans to continue such agreements with them.

(5)	Mr. Mark T. Hogan has received remunerations from Toyota Motor North America, Inc., an affiliate of TMC, as an advisor for the past two years, which he will continue to receive in the future as well.
(6)	Number of years as Outside Member of the Board of Directors of TMC since assumption of office (as of the conclusion of this General Shareholders’ Meeting)

Mr. Ikuo Uno	2 years
Mr. Haruhiko Kato	2 years
Mr. Mark T. Hogan	2 years

Proposed Resolution 3: Election of 4 Audit & Supervisory Board Members

Each of the terms of office of Audit & Supervisory Board Members Mr. Yoichiro Ichimaru, Mr. Masahiro Kato, Mr. Kunihiro Matsuo and Ms. Yoko Wake will expire upon the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 4 Audit & Supervisory Board Members be elected. The candidates for the positions of Audit & Supervisory Board Member are as below.

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following are the nominees

No.	Name (birth date) No. of TMC shares owned	Position at TMC	Brief career summary and important concurrent duties
1	Masahiro Kato (9/17/1952) 4,400 shares	Full-time Audit & Supervisory Board Member	Apr. 1975	Joined TMC
			Jan. 2009	Toyota Motor (China) Investment Co., Ltd. President
			Jun. 2009	Managing Officer of TMC
			Apr. 2011	Retired from Toyota Motor (China) Investment Co., Ltd. President
			Jun. 2011	Full-time Audit & Supervisory Board Member of TMC

2	Yoshiyuki Kagawa (12/18/1960) 600 shares Newly appointed	Project General Manager of Secretary Div.	Apr. 1983 Mar. 2010 Apr. 2015	Joined TMC General Manager of Prototype Production Div. of TMC Project General Manager of Secretary Div.

No.	Name (birth date) No. of TMC shares owned	Position at TMC	Brief career summary and important concurrent duties
3	Yoko Wake (11/18/1947) 0 shares Outside / Independent	Outside Audit & Supervisory Board Member	Apr. 1970	Joined the Fuji Bank, Limited
			Dec. 1973	Retired from the Fuji Bank, Limited
			Apr. 1977	Assistant Lecturer of Faculty of Business and Commerce of Keio University
			Apr. 1982	Associate Professor of Faculty of Business and Commerce of Keio University
			Apr. 1993	Professor of Faculty of Business and Commerce of Keio University
			Jun. 2011	Outside Audit & Supervisory Board Member of TMC
			Apr. 2013	Professor Emeritus of Keio University
(important concurrent duties)
Professor Emeritus of Keio University

4	Hiroshi Ozu (7/21/1949) 0 shares Newly appointed/ Outside / Independent	—	Jul. 2012	Prosecutor-General
			Jul. 2014	Retired from Prosecutor-General
			Sep. 2014	Registered as Attorney
(important concurrent duties)
Attorney

Notes: Matters related to the candidates to become Outside Audit & Supervisory Board Members are as follows:

(1)

Ms. Yoko Wake and Mr. Hiroshi Ozu are candidates to become Outside Audit & Supervisory Board Members. With regard to Ms. Yoko Wake, TMC has registered her as an Independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed, and TMC will continue the registration upon approval of her re-election pursuant to this Proposed Resolution. With regard to Mr. Hiroshi Ozu, TMC will register him as an Independent Audit & Supervisory Board Member with the exchanges upon approval of his election pursuant to this Proposed Resolution.

(2)	Reasons for their nomination as candidates to become Outside Audit & Supervisory Board Members:
•

Ms. Yoko Wake has not been directly involved in the management of corporations, but she has served as an Outside Audit & Supervisory Board Member of TMC for the past four years and is closely acquainted with the details of its businesses. Along with her broad experience and insights in her specialized fields, we consider that she will adequately execute her duties as an Outside Audit & Supervisory Board Member and hereby nominate her as a candidate to become an Outside Audit & Supervisory Board Member.

•

Mr. Hiroshi Ozu has not been directly involved in the management of corporations, but we consider that he will adequately execute his duties as an Outside Audit & Supervisory Board Member because he has served as Prosecutor-General and in other important roles and possesses a wealth of experience and highly specialized knowledge in the legal profession. We therefore nominate him as a candidate to become an Outside Audit & Supervisory Board Member.

(3)	Outline of limited liability agreements

TMC has entered into a limited liability agreement with Ms. Yoko Wake to limit the amount of her liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of her election pursuant to this Proposed Resolution, TMC will renew the limited liability agreement with her under the same conditions. TMC intends to enter into a limited liability agreement with Mr. Hiroshi Ozu under the same conditions upon approval of his election pursuant to this Proposed Resolution.

(4)	Number of years as an Outside Corporate Auditor of TMC since assumption of office (as of the conclusion of this General Shareholders’ Meeting)

Ms. Yoko Wake	4 years

Proposed Resolution 4: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members and it becomes less than that required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate to become a Substitute Audit & Supervisory Board Member is as below.

This proposal is made to elect a substitute for either Mr. Teisuke Kitayama, who is currently an Outside Audit & Supervisory Board Member, Ms. Yoko Wake or Mr. Hiroshi Ozu, both of whom are proposed as candidates for election as Outside Audit & Supervisory Board Members, subject to the approval of Proposed Resolution 3.

In the event he becomes an Audit & Supervisory Board Member, his term of office shall be the remaining part of his predecessor’s term.

This resolution shall be effective until the commencement of the next Ordinary General Shareholders’ Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

No.	Name (birth date) No. of TMC shares owned	Position at TMC	Brief career summary and important concurrent duties
1	Ryuji Sakai (8/7/1957) 0 shares	Substitute Audit & Supervisory Board Member	Apr.	1985	Registered as attorney Joined Nagashima & Ohno
			Sep.	1990	Worked at Wilson Sonsini Goodrich & Rosati (located in U.S.)
			Jan.	1995	Partner, Nagashima & Ohno
			Jan.	2000	Partner, Nagashima Ohno & Tsunematsu
			(important concurrent duties)
			Attorney
			Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.
			Outside Audit & Supervisory Board Member of Tokyo Electron Limited

Notes:	Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:
(1)	Mr. Ryuji Sakai is a candidate to become a Substitute Outside Audit & Supervisory Board Member.
(2)	Reasons for his nomination as a candidate to become a Substitute Outside Audit & Supervisory Board Member:
•

Mr. Ryuji Sakai has not been directly involved in the management of corporations, but he possesses a wealth of experience and highly specialized knowledge acquired through his long years of activities mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as antitrust law, intellectual property rights, capital raising and M&A. As we expect him to adequately execute his duties as an Outside Audit & Supervisory Board Member with this knowledge and experience, we hereby nominate him as a candidate to become a Substitute Outside Audit & Supervisory Board Member.

(3)	Outline of limited liability agreement

Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, TMC will enter into a limited liability agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

(4)

Kobayashi Pharmaceutical Co., Ltd., a company where Mr. Ryuji Sakai has served as an Outside Audit & Supervisory Board Member since June 2005, was involved in July 2011 in a case where a person in charge of development in one of its subsidiaries included data different from that produced through actual examinations in certain portions of application-for-approval materials for products (two products) developed in-house for medical institutions. Because of this, Kobayashi Pharmaceutical Co., Ltd. received a business suspension order for a period of 10 days. While Mr. Ryuji Sakai had been providing advice as appropriate concerning the importance of compliance with laws and regulations and how to thoroughly achieve such compliance at the Board of Directors’ meetings and the Audit & Supervisory Board meetings of the company, he was unaware of the facts of this incident until they were reported to him. Since the revelation of the facts, he has discharged his duties responsibly by strongly pressing for the establishment of measures to prevent recurrences and by conducting a hearing with the investigation committee of the subsidiary to investigate the causes of the case. At the same time, he has actively given advice in the company’s discussions to deliberate on the actions taken by the company to prevent recurrences.

Proposed Resolution 5: Payment of Bonuses to Members of the Board of Directors

In consideration of the results for FY2015 and other factors, the 12 Members of the Board of Directors (excluding Outside Members of the Board of Directors) in office as of the end of FY2015 will be paid a total amount of 885,300,000 yen as Bonuses.

Proposed Resolution 6: Partial Amendments to the Articles of Incorporation

1.	Reason for Amendments

The scope of Members of the Board of Directors and Audit & Supervisory Board Members with whom limited liability agreements may be concluded has been changed pursuant to the Act for Partial Revision of the Corporation Act (Act No. 90 of 2014) going into effect. In accordance with this change, TMC is partially amending its Articles of Incorporation.

All Audit & Supervisory Board Members have unanimously consented to the submission of this proposal to the General Shareholder’s Meeting.

2.	Details of Amendments

The details of amendments are as follows.

We propose that the following amendments be made effective upon the conclusion of the General Shareholders’ Meeting:

(Underlined part indicates amendments)

Current Articles of Incorporation	Proposed Amendments
CHAPTER IV. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS

Article 23. (Limited Liability Agreement with Outside Members of the Board of Directors)	Article 23. (Limited Liability Agreement with Members of the Board of Directors)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Outside Members of the Board of Directors limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Members of the Board of Directors (excluding Executive Members of the Board of Directors, etc.) limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

CHAPTER V. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD	CHAPTER V. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD

Articles 24 - 29 (Omitted)	Articles 24 - 29 (The same as the current provisions)

Article 30. (Limited Liability Agreement with Outside Audit & Supervisory Board Members)	Article 30. (Limited Liability Agreement with Audit & Supervisory Board Members)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Outside Audit & Supervisory Board Members limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Audit & Supervisory Board Members limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

Articles 31 - 34 (Omitted)	Articles 31 - 34 (The same as the current provisions)

Proposed Resolution 7: Partial Amendments to the Articles of Incorporation in respect of Issuance of Class Shares and Delegation to the Board of Directors of Authority to Determine Offering Terms for the Offered Shares

I. Partial Amendments to the Articles of Incorporation (Establishment of Model AA Class Shares)

1.	Reason for Amendment

We intend to issue, in multiple series in the future, a certain class of shares with voting rights and transfer restrictions that assume a medium to long term holding period (the Model AA Class Shares) in order to improve incorporation in our operations of the views of shareholders who exercise their shareholders’ rights from a medium to long term perspective, and in order to enhance our corporate value over a medium to long term through pursuit and creation of development of cutting-edge innovative technologies.

We hereby request the approval for the amendments to the Articles of Incorporation pertaining to the establishment of Model AA Class Shares in order to enable us to issue such shares.

2.	Details of Amendment

The details of the amendments are as follows. We propose that the following amendments be put into effect upon the conclusion of this General Meeting of Shareholders.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
Article 5. (Total Number of Authorized Shares)	Article 5. (Total Number of Authorized Shares, etc.)

The total number of shares which the Corporation is authorized to issue shall be ten billion (10,000,000,000).

The total number of shares which the Corporation is authorized to issue shall be ten billion (10,000,000,000), and the total number of authorized shares in each class of class shares shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to First Series Model AA Class Shares through Fifth Series Model AA Class Shares shall not exceed one hundred fifty million (150,000,000).

Common Shares:

                    ten billion (10,000,000,000) shares

First Series Model AA Class Shares:

                    fifty million (50,000,000) shares

Second Series Model AA Class Shares:

                    fifty million (50,000,000) shares

Third Series Model AA Class Shares:

                    fifty million (50,000,000) shares

Fourth Series Model AA Class Shares:

                    fifty million (50,000,000) shares

Fifth Series Model AA Class Shares:

                    fifty million (50,000,000) shares

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
Article 6. (Number of Shares Constituting One Unit (tangen) and Rights to Shares Constituting Less than One Unit (tangen))	Article 6. (Number of Shares Constituting One Unit (tangen) and Rights to Shares Constituting Less than One Unit (tangen))

1. The number of shares constituting one unit (tangen) of shares of the Corporation shall be one hundred (100).

2. The shareholders of the Corporation are not entitled to exercise any rights to shares constituting less than one unit (tangen) of shares held by the shareholders, other than the rights provided for in each Item of Article 189, Paragraph 2 of the Corporation Act (Kaisha-hou).

1. The number of shares constituting one unit (tangen) of shares of the Corporation shall be one hundred (100) with respect to Common Shares and each class of Model AA Class Shares.

2. The shareholders of the Corporation are not entitled to exercise any rights to shares constituting less than one unit (tangen) of shares held by the shareholders, other than the following:

(1)    the rights provided for in each Item of Article 189, Paragraph 2 of the Corporation Act (Kaisha-hou); and

(2)    the rights provided for in Article 166, Paragraph 1 of the Corporation Act, in respect of the right provided for in Article 18 of the Articles of Incorporation.

(New)	Article 8. (Absence of seller put options when the Corporation acquires Model AA Class Shares)

If the Corporation decides to acquire some or all of the Model AA Class Shares held by any holder of Model AA Class Shares (“Model AA Class Shareholder”) under an agreement with such Model AA Class Shareholder pursuant to a resolution of the general meeting of shareholders, and further decides to notify such Model AA Class Shareholder of matters prescribed in any item of Article 157, Paragraph 1 of the Corporation Act, the provisions of Article 160, Paragraphs 2 and 3 of such act shall not apply.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

Articles 8 and 9 (Omitted)	Articles 9 and 10 (The same as the current provisions)

Article 10. (Record Date)	Article 11. (Record Date)

1. The Corporation shall deem any shareholder entered or recorded in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that business year.

1. The Corporation shall deem any shareholder entered or recorded in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that business year.

2. The preceding paragraph shall apply mutatis mutandis to class meetings, where the relevant class meeting is to be held on the same date as an ordinary general meeting of shareholders.

3. In addition to the case provided for in the preceding two (2) paragraphs, the Corporation may, after giving prior public notice, fix a date as the record date, where it deems it necessary to do so.

(New)
2. In addition to the case provided for in the preceding paragraph, the Corporation may, after giving prior public notice, fix a date as the record date, where it deems it necessary to do so.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

(New)	CHAPTER III. Model AA Class Shares

(New)	Article 12. (AA Dividends)

1. In the event that the Corporation pays dividends from surplus as provided for in Article 46, Paragraph 1 of these Articles, it shall pay in cash year-end dividends from surplus in the amount specified below (“AA Dividends”) to Model AA Class Shareholders or registered pledgees of Model AA Class Shares (“AA Registered Pledgees”) entered or recorded in the final register of shareholders as of the record date for the dividends, in preference to holders of Common Shares (“Common Shareholders”) or registered pledgees of Common Shares (“Common Share Registered Pledgees”), respectively; provided that if AA Interim Dividends, as provided for in Article 13 of these Articles, have been paid during the fiscal year in which the record date falls, the amount of the AA Interim Dividends so paid shall be deducted from such AA Dividends.

First Series Model AA Class Shares through Fifth Series Model AA Class Shares:

An amount per Model AA Class Share calculated by multiplying the amount per relevant Model AA Class Share paid to the Corporation as consideration by a rate to be determined by the Board of Directors prior to the issuance of each Model AA Class Share (subject to a maximum of 5%).

2. If the amount of the dividends from surplus paid in cash to Model AA Class Shareholders or AA Registered Pledgees is less than the prescribed amount of AA Dividends in any fiscal year, the amount of the shortfall per Model AA Class Share (“Cumulative Unpaid Dividends”) shall be carried forward and accumulated in the following fiscal year and thereafter. With respect to the Cumulative Unpaid Dividends, dividends from surplus shall be paid in cash to Model AA Class Shareholders or AA Registered Pledgees until such payment reaches the amount of the Cumulative Unpaid Dividends per Model AA Class Share, in preference to the payment of dividends from surplus as provided in the preceding paragraph or Article 13 of these Articles.

3. No distribution of dividends from surplus shall be made to any Model AA Class Shareholder or AA Registered Pledgee in excess of the amount of AA Dividends, except for a distribution from surplus in the process of a corporate split (kyushu-bunkatsu) by the Corporation pursuant to Article 758, Item 8 (ii) or Article 760, Item 7 (ii) of the Corporation Act, or a distribution from surplus in the process of a corporate split (shinsetsu-bunkatsu) by the Corporation pursuant to Article 763, Paragraph 1, Item 12 (ii) or Article 765 Paragraph 1, Item 8 (ii) of such act, in which case, the distribution from surplus shall be made to all Model AA Class Shareholders or AA Registered Pledgees simultaneously and in the same proportion as that made to any Common Shareholders or Common Share Registered Pledgees.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

(New)	Article 13. (AA Interim Dividends)

In the event that the Corporation pays dividends from surplus as provided in Article 46, Paragraph 2 of these Articles, the Corporation shall pay an amount equivalent to one-half of the prescribed amount of AA Dividends in cash as interim dividends (“AA Interim Dividends”) per Model AA Class Share to Model AA Class Shareholders or AA Registered Pledgees entered or recorded in the final register of shareholders as of the record date with respect to such AA Interim Dividends, in preference to Common Shareholders or Common Share Registered Pledgees.

(New)	Article 14. (Distribution of residual assets)

1. In the event of a distribution by the Corporation of its residual assets, the Corporation shall pay the amount set forth below in cash to Model AA Class Shareholders or AA Registered Pledgees, in preference to Common Shareholders or Common Share Registered Pledgees, respectively.

First Series Model AA Class Shares through Fifth Series Model AA Class Shares:

An amount per Model AA Class Share determined by resolution of the board of directors or an amount calculated under a formula determined by resolution of the board of directors, in either case based on the amount per relevant Model AA Class Share paid to the Corporation as consideration (“Base Price”).

2. No distribution of residual assets shall be made to Model AA Class Shareholders or AA Registered Pledgees other than as provided in the preceding item.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

(New)	Article 15. (Voting rights)

Model AA Class Shareholders shall have voting rights exercisable at general meetings of shareholders of the Corporation.

(New)	Article 16. (Consolidation of shares, stock split or gratis allotment of shares)

1. The Corporation shall effect any consolidation of shares or stock split simultaneously and in the same proportion with respect to Common Shares and Model AA Class Shares.

2. If the Corporation grants its shareholders rights to receive any allotment of shares offered for subscription or stock acquisition rights offered for subscription, the Corporation shall grant Common Shareholders rights to receive Common Shares or stock acquisition rights for Common Shares and shall grant Model AA Class Shareholders rights to receive Model AA Class Shares of the Series held by such shareholders or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

3. If the Corporation makes a gratis allotment to its shareholders of shares or stock acquisition rights, the Corporation shall make the gratis allotment to Common Shareholders of Common Shares or stock acquisition rights for Common Shares, and shall make the gratis allotment to Model AA Class Shareholders of Model AA Class Shares of the Series held by such shareholders or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

(New)	Article 17. (Shareholder’s conversion right into Common Shares)

Model AA Class Shareholders may, at certain times specified therefor in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares, demand that the Corporation acquire some or all of the relevant Model AA Class Shares held by such Model AA Class Shareholders in exchange for Common Shares, in numbers determined by formula specified in such resolutions. Any fractions of less than one share among Common Shares to be delivered in exchange for such Model AA Class Shares shall be disregarded, in which case payment of money, as provided in Article 167, Paragraph 3 of the Corporation Act, shall not be made.

(New)	Article 18. (Shareholder’s cash put option)

Model AA Class Shareholders may, at certain times specified as put option periods in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares, demand that the Corporation acquire some or all of the relevant Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price. If the demand for acquisition exceeds the amount available for distribution as of the date of demand for such acquisition, as specified in Article 461, Paragraph 2 of the Corporation Act, Model AA Class Shares to be acquired by the Corporation shall be determined by resolution of its board of directors, and the cash put option in respect of Model AA Class Shares not so acquired shall be deemed not to have been exercised.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

(New)	Article 19. (Corporation’s cash call option)

After the lapse of the period specified in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares following the issue of the relevant Model AA Class Shares, at an acquisition date separately determined by resolution of the board of directors of the Corporation, the Corporation may acquire all of the relevant Series of Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price.

(New)	Article 20. (Priority)

Each Model AA Class Share shall rank pari passu with every other Model AA Class Share in respect of the AA Dividends, the AA Interim Dividends, the distributions from surplus provided for in the exceptions to Article 12, Paragraph 3, and the distribution of residual assets.

(New)	Article 21. (Restrictions on transfer)

1. Acquisition of Model AA Class Shares by means of transfer will require the approval of the board of directors of the Corporation.

2. In the event that a tender offer as provided in Article 27-2, Paragraph 6 of the Financial Instruments and Exchange Act is commenced for Model AA Class Shares and any Model AA Class Shareholder tenders its Model AA Class Shares, upon the delivery of Model AA Class Shares or other transfer upon settlement, the Board of Directors shall be deemed to have given approval as set forth in the preceding paragraph.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

(New)	Article 22. (Prescription Period)

The provisions of Article 46, Paragraph 4 and Article 47 of these Articles shall apply mutatis mutandis to the payment of AA Dividends and AA Interim Dividends.

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER IV. GENERAL MEETINGS OF SHAREHOLDERS

Articles 11 - 15 (Omitted)	Articles 23 - 27 (The same as the current provisions)

(New)	Articles 28. (Resolutions at class meetings)

1. The provisions of Articles 25, 26 and 27 of these Articles shall apply mutatis mutandis to class meetings.

2. The provisions of Article 24, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of class meetings made pursuant to Article 324, Paragraph 1 of the Corporation Act.

3. The provisions of Article 24, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of class meetings made pursuant to Article 324, Paragraph 2 of the Corporation Act.

4. No resolution of a class meeting of Model AA Class Shareholders shall be required in respect of any act prescribed in any item of Article 322, Paragraph 1 of the Corporation Act, unless otherwise specifically provided by law or regulation.

5. No resolution of a class meeting of Model AA Class Shareholders shall be required under the provisions of Article 199, Paragraph 4 or Article 238, Paragraph 4 of the Corporation Act.

CHAPTER IV. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS	CHAPTER V. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS

Articles 16 - 23 (Omitted)	Articles 29 - 36 (The same as the current provisions)

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

CHAPTER V. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD	CHAPTER VI. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD

Articles 24 - 30 (Omitted)	Articles 37 - 43 (The same as the current provisions)

CHAPTER VI. ACCOUNTING AUDITOR	CHAPTER VII. ACCOUNTING AUDITOR

Articles 31 (Omitted)	Articles 44 (The same as the current provisions)

CHAPTER VII. ACCOUNTS	CHAPTER VIII. ACCOUNTS

Articles 32 - 34 (Omitted)	Articles 45 - 47 (The same as the current provisions)

II.	Delegation to the Board of Directors of Authority to Determine Offering Terms for the Offered Shares

We hereby request, pursuant to Articles 199 and 200 of the Corporation Act of Japan, the approval to delegate to our board of directors authority to determine offering terms for issuance of the offered shares.

Upon approval of this proposed resolution, we plan to issue the Model AA Class Shares as set out in Part II of this proposed resolution through a public offering by causing an underwriting firm (the “Underwriter”) to underwrite all the offered shares to be offered in accordance with resolution at a meeting of the board of directors to be held following this Ordinary General Meeting of Shareholders (the “Issuance Resolution”), through determination of all the offering terms except for the number of shares to be offered for subscription and the Issue Price and the Purchase Price (as set out in 2. (1) below) based on certain items in the offering terms that were determined at the meeting of the board of directors held on April 28, 2015 (as set out in 5. below for your reference).

To avoid the dilution of our common shares (“Common Shares”) as a result of the issuance of the First Series Model AA Class Shares, we at the meeting of the board of directors held on the same day resolved to repurchase our Common Shares in substantially the same number as the number of the First Series Model AA Class Shares issued following the issuance of such shares.

1.	Maximum Number of Shares to be Offered for Subscription and Minimum Amount to be Paid, etc.

(1)	Class of shares to be offered for subscription

First Series Model AA Class Shares of TOYOTA MOTOR CORPORATION (the “First Series Model AA Class Shares”)

(2)	Maximum number of shares to be offered for subscription

50,000,000 shares

(3)	Minimum amount to be paid

6,000 yen per share

(4)	Method of offering

Public offering

(5)	Delegation of authority for determination

Other than those set out above, all matters necessary for offering of shares to be offered for subscription shall be determined by resolution of our board of directors.

2.	Method of Offering

(1)	Public offering

We plan to issue First Series Model AA Class Shares through a public offering in accordance with the Issuance Resolution. Because the public offering is pursued for a method of the offering, the Issuance Resolution will be adopted on a date determined by the board of directors (the “Issuance Resolution Date”) in consideration of market conditions, etc.

The Underwriter will underwrite all First Series Model AA Class Shares to be offered in accordance with the Issuance Resolution at a purchase price per share (“Purchase Price”), and then offer such shares to investors through a public offering at the issue price (the “Issue Price”), which will be different from the Purchase Price. The difference between the aggregate amount of the Purchase Price and the aggregate amount of the Issue Price will be retained by the Underwriter. We will not pay any underwriting fees to the Underwriter.

(2)	Process for Issuance of First Series Model AA Class Shares

We plan to issue First Series Model AA Class Shares using the following steps.

Our board of directors will, on the Issuance Resolution Date and subject to the authority delegated in accordance with Part II of this proposed resolution, determine details of First Series Model AA Class Shares, as well as the offering terms thereof including the amount to be paid and the payment date, based on certain items in the offering terms that were determined at the meeting of the board of directors held on April 28, 2015. At the same time, our board of directors will determine the provisional range for the Issue Price to be offered to investors. The provisional range for the Issue Price will be presented as a range and will be determined on the Issuance Resolution Date at a level which the board of directors deems appropriate and which is greater than or equal to 120%. Such provisional range will be presented as a percentage of the market price of Common Shares on the day on which the Issue Price and other terms will be determined (the “Issue Price Determination Date”).

The Issue Price will be determined through a book-building approach* within the provisional range set out above simultaneously with the Purchase Price, in comprehensive consideration of demand based on such provisional range, the price level of Common Shares to which the value of First Series Model AA Class Shares are expected to be significantly linked, and the risk of price volatility. The Purchase Price will be determined based on the Issue Price through arm’s length negotiation between ourselves and the Underwriter. The Purchase Price will be greater than or equal to the amount to be paid to be determined on the Issuance Resolution Date.

First Series Model AA Class Shares will be issued on the payment date, upon the payment by the Underwriter to us of the aggregate amount of the Purchase Price. We expect to record one-half of the limit on the increase in stated capital, etc. calculated based on the Purchase Price and in accordance with Article 14, Paragraph 1 of the Ordinance on Company Accounting of Japan as the stated capital, and its remainder as the additional paid-in capital.

*	The book-building approach is an approach for determination of an issue price, etc., where a provisional range for the issue price will be offered to investors in solicitation of an offer to buy securities, and the issue price will then be determined in consideration of investors’ demand for such securities.

3.	Purpose of Issuance of First Series Model AA Class Shares and Fairness and Adequacy of Issuance Terms

(1)	Purpose of Issuance of First Series Model AA Class Shares

We are pursuing innovation that will support the future automobile industry, towards the realization of the Toyota Global Vision. We believe that a greater amount of investment is required for research and development and infrastructure development to create the next generation technologies.

The automobile business consists of a value chain encompassing from product planning and development to manufacturing and sale in a cycle that extends over the long term. We develop our investment, amortization and profit plans based on such business cycle, but a significant period of time is required for the benefits of investments to contribute to our business performance. As we invest in next generation technologies and generate new growth, we have come to realize that a medium to long term perspective is more indispensable than ever. As a result, we have determined that, in raising capital for research and development of next generation technologies, it is desirable to match to the extent possible the period in which investments in research and development contribute to our business performance with the period in which investments are made in us by investors. To that end, we have decided to issue the First Series Model AA Class Shares with voting rights and transfer restrictions that assume a medium to long term holding period.

(2)	Fairness and Adequacy of Issuance Terms

In order to ensure fairness in determining the issuance terms of First Series Model AA Class Shares, we engaged Plutus Consulting Co., Ltd. and Akasaka International Accounting Co., Ltd. as independent third parties to assess the valuation of First Series Model AA Class Shares, and received valuation reports thereof prepared using Monte Carlo Simulation and binominal pricing models, respectively. From among these valuation reports, prepared by different third party entities using different valuation approaches, we adopted the report applying the calculation more favorable to shareholders of Common Shares (i.e., the report that indicates the highest fair value of First Series Model AA Class Shares; hereinafter referred to as the “Adopted Report”), thereby giving due consideration to the enhancement of fairness of the valuation reports.

On April 28, 2015, our board of directors has set the lower limit of the provisional range for the Issue Price of First Series Model AA Class Shares at 120% that falls in the range in which the valuation is fair as indicated in the Adopted Report. The provisional range for the Issue Price to be determined on the Issuance Resolution Date will be greater than or equal to the lower limit of the range that has been so determined, and will be a certain level (in range) which the board of directors deems appropriate taking market conditions as of on the Issuance Resolution Date into consideration.

For the determination of the Issue Price, the book-building approach will apply, and the Issue Price will then be determined within the provisional range above in comprehensive consideration of investors’ demand based on the provisional range above, the price level of the Common Shares to which the value of First Series Model AA Class Shares are expected to be significantly linked, and the risk of price volatility. Therefore, we have determined that the amount that investors will pay for First Series Model AA Class Shares (i.e., Issue Price) will be set within a range of fair value of First Series Model AA Class Shares and at an appropriate level.

The amount we receive in respect of the issuance of First Series Model AA Class Shares (i.e., Purchase Price) will be determined based on the Issue Price through arm’s length negotiation between ourselves and the Underwriter. We believe that the amount of payment we receive will be fair and appropriate.

In light of the above, we consider that the issuance of First Series Model AA Class Shares will not fall within the definition of an issuance at a “substantially favorable amount” as defined in the Corporation Act. However, sophisticated and complicated calculations are required to determine the fair value of class shares without objective quoted prices, and diverse views on the valuation approaches may be expressed. Accordingly, in order to ensure the understanding of our shareholders, we have decided to condition the issuance of the First Series Model AA Class Shares on approval at the Ordinary General Meeting of Shareholders of the agendum to delegate authority to determine offering terms for First Series Model AA Class Shares to the board of directors in accordance with Article 199 and Article 200, Paragraphs 1 and 2 of the Corporation Act, with such approval to be through a special resolution at the Ordinary General Meeting of Shareholders.

4.	Reasons for the Need to Offer First Series Model AA Class Shares at the Amount to be Paid (Minimum Amount)

As stated above, we consider that the issuance of First Series Model AA Class Shares will not fall within the definition of an issuance at a “substantially favorable amount” as defined in the Corporation Act. However, as set out in the Adopted Report, the fair value of First Series Model AA Class Shares is supposed to bear greater than or equal to 120% of the market price of Common Shares due to their structure; accordingly, the Issue Price as well as the Purchase Price and other issuance terms which will be determined based on the Issue Price, will be linked to the market conditions and the price of Common Shares at the timing of issuance. In addition, we have chosen to determine the timing of issuance of First Series Model AA Class in consideration of market conditions, etc., which means that the Issue Price and the Purchase Price to be determined through the book-building approach may be lower than the market price at the timing of determination of Part II of this proposed resolution, depending upon the future price volatility for Common Shares. Accordingly, given that at least two months period will be required from the determination of Part II of this proposed resolution through the Issue Price Determination Date and taking into consideration the price volatility for Common Shares for such period, we consider it best to set the minimum amount to be paid at 6,000 yen for which we seek for approval in Part II of this proposed resolution and then to determine actual issuance terms through the book-building approach.

5.	[Reference Information] Offering Terms (Certain Items) Determined at the Meeting of the Board of Directors held on April 28, 2015

(1)	Class of shares to be offered for subscription

First Series Model AA Class Shares of TOYOTA MOTOR CORPORATION (“TMC”)

(2)	Number of shares to be offered for subscription

To be determined (up to 50,000,000 shares)

(3)	Issue price (offer price)

To be determined

The Issue Price shall be calculated by multiplying the closing price of regular trading of Common Shares on the Tokyo Stock Exchange on the Issue Price Determination Date (the closing price on the previous day, in the event there is no closing price on the Issue Price Determination Date) by a multiplier decided on the Issue Price Determination Date (which shall be greater than or equal to 1.20). For determination of the Issue Price, an approach similar to the book-building approach specified in Article 25 of the Rules Regarding Underwriting of Securities prescribed by the Japan Securities Dealers Association will apply, where a provisional range for the Issue Price will be offered, and the Issue Price will then be determined within the provisional range in comprehensive consideration of demand based on the provisional range, the price level of the Common Shares to which the value of First Series Model AA Class Shares are expected to be significantly linked, and the risk of price volatility.

(4)	Purchase price

To be determined

The purchase price shall be greater than or equal to the amount to be paid as specified in the Issuance Resolution and shall be determined through arm’s length negotiation between TMC and the Underwriter based on the Issue Price.

(5)	Amount to be paid

To be determined (subject to a minimum of 6,000 yen per share)

(6)	Amounts of increases in stated capital and additional paid-in capital

The amount of the increase in stated capital shall be one-half of the limit on the increase in stated capital, etc. calculated based on the Purchase Price to be determined on the Issue Price Determination Date and in accordance with Article 14, Paragraph 1 of the Ordinance on Company Accounting of Japan. In the event that a fraction of less than one yen arises as a result of the calculation, the fraction will be rounded up to the nearest whole yen. The amount of the increase in additional paid-in capital shall be the difference between the limit on the increase in stated capital, etc. and the amount of the increase in stated capital.

(7)	Payment date

To be determined

(8)	AA Dividends

(i)

In the event that TMC pays year-end dividends from surplus on its Common Shares, it shall pay in cash year-end dividends (“First Series AA Dividends”) from surplus as specified below to holders of First Series Model AA Class Shares (“First Series Model AA Class Shareholders”) or registered pledgees of First Series Model AA Class Shares (“First Series AA Registered Pledgees”) entered or recorded in the final register of shareholders as of the record date for the dividends, in preference to holders of Common Shares (“Common Shareholders”) or registered pledgees of Common Shares (“Common Share Registered Pledgees”); provided that if First Series AA Interim Dividends, as set forth in the following Clause, have been paid during the fiscal year in which the record date falls, the amount of the First Series AA Interim Dividends so paid (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted) shall be deducted from such First Series AA Dividends.

The amount of First Series AA Dividends per First Series Model AA Class Share shall be calculated by multiplying the amount of the “Issue Price” (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted) by a rate to be determined as the “annual dividend rate”: the annual dividend rate will be 0.5% for the fiscal year of TMC in which the issuance date of First Series Model AA Class Shares falls, and thereafter the rate shall increase 0.5% annually until the fifth fiscal year, resulting in a rate of 2.5% for the sixth fiscal year and thereafter, which will be the same as that in the fifth fiscal year.

(ii)

If the amount of the dividends from surplus paid in cash to First Series Model AA Class Shareholders or First Series AA Registered Pledgees is less than the prescribed amount of First Series AA Dividends in any fiscal year, the amount of the shortfall per First Series Model AA Class Share (“Cumulative Unpaid Dividends”) shall be carried forward and accumulated in the following fiscal year and thereafter. With respect to the Cumulative Unpaid Dividends, dividends from surplus shall be paid in cash to First Series Model AA Class Shareholders or First Series AA Registered Pledgees until such payment reaches the amount of the Cumulative Unpaid Dividends per First Series Model AA Class Share (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted), in preference to the payment of dividends from surplus as set forth in the preceding paragraph or the following Clause.

(iii)

No distribution of dividends from surplus shall be made to any First Series Model AA Class Shareholder or First Series AA Registered Pledgee in excess of the amount of First Series AA Dividends, except for a distribution from surplus in the process of a corporate split (kyushu-bunkatsu) by TMC pursuant to Article 758, Item 8 (ii) or Article 760, Item 7 (ii) of the Corporation Act, or a distribution from surplus in the process of a corporate split (shinsetsu-bunkatsu) by TMC pursuant to Article 763, Paragraph 1, Item 12 (ii) or Article 765 Paragraph 1, Item 8 (ii) of such act, in which case, the distribution from surplus shall be made to all First Series Model AA Class Shareholders or First Series AA Registered Pledgees simultaneously and in the same proportion as that made to any Common Shareholders or Common Share Registered Pledgees.

(9)	AA Interim Dividends

In the event that TMC pays interim dividends from surplus on its Common Shares, TMC shall pay an amount equivalent to one-half of the prescribed amount of First Series AA Dividends in cash as interim dividends (“First Series AA Interim Dividends”) on each First Series Model AA Class Share to First Series Model AA Class Shareholders or First Series AA Registered Pledgees entered or recorded in the final register of shareholders as of the record date with respect to such First Series AA Interim Dividends, in preference to Common Shareholders or Common Share Registered Pledgees.

(10)	Distribution of residual assets

(i)

In the event of a distribution by TMC of its residual assets, TMC shall pay the amount of the “Issue Price” (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted) plus the sum of any Cumulative Unpaid Dividends (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted) and an amount equivalent to the Accrued Dividend (as defined below) (“Base Price”) in cash per First Series Model AA Class Share to First Series Model AA Class Shareholders or First Series AA Registered Pledgees in preference to Common Shareholders or Common Share Registered Pledgees.

The “Accrued Dividend” shall be an amount calculated by multiplying the number of days in the period from and including the beginning of the fiscal year in which the distribution date of the residual assets (the “Distribution Date”) falls to and including the Distribution Date by the amount of First Series AA Dividends, and dividing the product by 365; provided that if any First Series AA Interim Dividends have been paid to First Series Model AA Class Shareholders or First Series AA Registered Pledgees, the Accrued Dividend shall be such amount after deducting the amount of First Series AA Interim Dividends so paid (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted).

(ii)	No distribution of residual assets shall be made to First Series Model AA Class Shareholders or First Series AA Registered Pledgees other than as provided in the preceding paragraph.

(11)	Priority

First Series Model AA Class Shares through Fifth Series Model AA Class Shares shall rank pari passu with each other in respect of the AA Dividends, the AA Interim Dividends, the distributions from surplus as provided in the exceptions to Clause 8, paragraph (iii) above, and the distribution of residual assets.

(12)	Voting rights

First Series Model AA Class Shareholders shall have voting rights exercisable at general meetings of shareholders of TMC. The number of shares constituting one unit with respect to First Series Model AA Class Shares shall be 100.

(13)	Resolutions at class meetings

(i)

No resolution of a class meeting of First Series Model AA Class Shareholders shall be required in respect of any act prescribed in any item of Article 322, Paragraph 1 of the Corporation Act, unless otherwise specifically provided by law or regulation.

(ii)	No resolution of a class meeting of First Series Model AA Class Shareholders shall be required under the provisions of Article 199, Paragraph 4 or Article 238, Paragraph 4 of the Corporation Act.

(14)	Shareholder’s conversion right into Common Shares

(i)

First Series Model AA Class Shareholders may, at certain times specified therefor in the Issuance Resolution, demand that TMC acquire some or all of First Series Model AA Class Shares held by First Series Model AA Class Shareholders in exchange for Common Shares in a number determined by the formula specified in the Issuance Resolution. Any fractions of less than one share among Common Shares to be delivered in exchange for First Series Model AA Class Shares shall be disregarded, in which case payment of money, as provided in Article 167, Paragraph 3 of the Corporation Act, shall not be made.

(ii)

The certain times specified in the Issuance Resolution during which demand for acquisition by TMC of First Series Model AA Class Shares may be made shall commence from a date falling approximately five years following the date of issuance.

(iii)	Such demand may be made by First Series Model AA Class Shareholders on two dates per year, as specified in the Issuance Resolution.

(iv)

The formula for determining the number of Common Shares to be delivered to First Series Model AA Class Shareholders shall be specified in the Issuance Resolution, and in principle, one Common Share will be delivered for each First Series Model AA Class Share; provided that if any issuance or disposal of Common Shares has taken place at a consideration below market value per share, relevant adjustments shall be made as appropriate.

(15)	Shareholder’s cash put option

(i)

First Series Model AA Class Shareholders may, at certain times specified as the put option period in the Issuance Resolution demand that TMC acquire some or all of First Series Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price. If the demand for acquisition exceeds the amount available for distribution as of the date of demand for such acquisition, as specified in Article 461, Paragraph 2 of the Corporation Act, First Series Model AA Class Shares to be acquired by TMC shall be determined by resolution of its board of directors, and the cash put option in respect of First Series Model AA Class Shares not so acquired shall be deemed not to have been exercised.

(ii)

The certain times specified in the Issuance Resolution during which a demand for acquisition by TMC of First Series Model AA Class Share may be made shall commence from a date falling approximately five years following the date of issuance.

(iii)	Such demand may be made by First Series Model AA Class Shareholders on four dates per year, as specified in the Issuance Resolution.

(iv)	When calculating the Base Price for this Clause, any “Accrued Dividend” shall be calculated using the formula for Accrued Dividend as provided in Clause 10 above with the expressions “distribution date of the residual assets” and “Distribution Date” being replaced by the expression “date of demand for such acquisition”.

(16)	TMC’s cash call option

(i)	After the lapse of the period specified in the Issuance Resolution following the issuance of First Series Model AA Class Shares, at an acquisition date separately determined by resolution of the board of directors of TMC, TMC may acquire all of First Series Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price.

(ii)	The period specified in the Issuance Resolution will be approximately five years.

(iii)	The date when TMC may make the acquisition specified in this Clause is one date per year, as specified in the Issuance Resolution.

(iv)	When calculating the Base Price for this Clause, any “Accrued Dividend” shall be calculated using the formula for Accrued Dividend as provided in Clause 10 above with the expressions “distribution date of the residual assets” and “Distribution Date” being replaced by the expression “such acquisition date”.

(17)	Consolidation of shares, stock split or gratis allotment of shares

(i)	TMC shall effect any consolidation of shares or stock split simultaneously and in the same proportion with respect to Common Shares and First Series Model AA Class Shares through Fifth Series Model AA Class Shares.

(ii)	If TMC grants its shareholders rights to receive any allotment of shares offered for subscription or stock acquisition rights offered for subscription, TMC shall grant Common Shareholders rights to receive Common Shares or stock acquisition rights for Common Shares and shall grant holders of First Series Model AA Class Shares through Fifth Series Model AA Class Shares rights to receive Model AA Class Shares of the Series held by such shareholder or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

(iii)	If TMC makes a gratis allotment to its shareholders of shares or stock acquisition rights, TMC shall make the gratis allotment to Common Shareholders of Common Shares or stock acquisition rights for Common Shares, and shall make the gratis allotment to holders of First Series Model AA Class Shares through Fifth Series Model AA Class Shares of Model AA Class Shares of the Series held by such shareholder or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

(18)	Absence of seller put options when TMC acquires Model AA Class Shares

If TMC decides to acquire some or all of First Series Model AA Class Shares held by any First Series Model AA Class Shareholder under an agreement with such First Series Model AA Class Shareholder pursuant to a resolution of the general meeting of shareholders, and further decides to notify such First Series Model AA Class Shareholder of matters prescribed in any item of Article 157, Paragraph 1 of the Corporation Act, the provisions of Article 160, Paragraphs 2 and 3 of such act shall not apply.

(19)	Restrictions on transfer

Acquisition of First Series Model AA Class Shares by means of transfer will require the approval of the board of directors; provided that such approval shall not be necessary in any of the following cases:

(i)	In the event that a tender offer as provided in Article 27-2, Paragraph 6 of the Financial Instruments and Exchange Act is commenced for First Series Model AA Class Shares and any First Series Model AA Class Shareholder tenders its First Series Model AA Class Shares, upon the delivery of First Series Model AA Class Shares or other transfer upon settlement;

(ii)	In the event of acquisition of First Series Model AA Class Shares due to inheritance;

(iii)	In the event that a representative member of the board of directors approves the relevant acquisition in accordance with standards established by the board of directors.

(20)	Unlisted securities

First Series Model AA Class Shares shall not be listed.

Attachment to the Notice of Convocation of FY2015 Ordinary General Shareholders’ Meeting

Business Report (Fiscal Year under review: April 1, 2014 through March 31, 2015)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2015

Reviewing the general economic environment for the fiscal year ended March 2015 (“FY2015”), with respect to the world economy, the U.S. economy has seen ongoing recovery mainly due to increasing personal consumption and the European economy as a whole has shown continuing signs of recovery. Meanwhile, economies such as those of China and emerging countries have shown signs of weakness. The Japanese economy has been on a moderate recovery, while weakness could be seen in personal consumption and other areas.

For the automobile industry, although markets have progressed in a steady manner, especially in the U.S., markets in some emerging countries have become stagnant and the Japanese market slowed down due to the consumption tax increase. Efforts toward building a low-carbon society through eco-cars and improvements in safety increased worldwide.

Overview of Operations

In this business environment, we are striving to manufacture “ever-better cars” that exceed customer expectations. The “MIRAI,” a mass-produced hydrogen fuel cell vehicle launched in December 2014, emits no CO2 or substances of concern that cause air pollution, achieves convenience on par with conventional gasoline engine vehicles and driving pleasure through powerful acceleration performance. The “Alphard” and “Vellfire,” Toyota’s top-class minivans with an established presence, were fully remodeled with advanced equipment, a comfortable ride and a roomy interior. The Lexus brand launched the “NX200t,” a compact crossover SUV equipped with a dynamic design expressing powerful performance and a newly-developed turbo engine that offers smooth acceleration, and also the hybrid “NX300h.” We also launched the “RC350/RC300h,” a coupe with a style befitting Lexus and agile driving, and the “RC F,” a performance coupe that delivers a refined driving performance, and provides a true sports driving experience.

In this way, we continued to actively launch new models in Japan and abroad and carried out vigorous sales efforts in collaboration with dealers in each country and region in which we operate. As a result, global vehicle sales for FY2015, including the Daihatsu and Hino brands, increased by 35 thousand units (or 0.3%) from FY2014 to 10,168 thousand units. In addition, we have steadily made headway in our efforts to further improve our profit structure due to the concerted efforts of the entire Toyota group to implement profit improvement activities such as cost improvement measures.

In addition to these activities, toward addressing the needs of customers in a more timely manner in North America, we decided to relocate and unify the manufacturing, sales and marketing, corporate, and financial service functions at a new integrated headquarters in Plano, a city located to the north of Dallas, Texas, from the latter half of 2016.

We also entered into a sponsorship agreement with the International Olympic Committee as a “TOP (The Olympic Partner)” in March this year. We intend to continue to support sporting activities including the Olympic games in order to contribute to building an enriched society.

Consolidated Financial Results for FY2015

The consolidated financial results for FY2015 reflect the progress of profit improvement activities such as cost improvement as well as the depreciation of the yen in the foreign exchange market. As a result, consolidated net revenues increased by 1,542.6 billion yen (or 6.0%) to 27,234.5 billion yen compared with FY2014, and consolidated operating income increased by 458.4 billion yen (or 20.0%) to 2,750.5 billion yen compared with FY2014. Consolidated net income attributable to Toyota Motor Corporation increased by 350.2 billion yen (or 19.2%) to 2,173.3 billion yen compared with FY2014.

The breakdown of consolidated net revenues is as follows:

	Yen in millions
	FY2015 (April 2014 through March 2015)	FY2014 (April 2013 through March 2014)	Increase (Decrease)	Change (%)
Vehicles	21,557,684	20,353,340	1,204,344	5.9
Parts & components for overseas production	402,864	431,760	(28,896)	(6.7)
Parts	1,921,764	1,843,478	78,286	4.2
Other	1,123,912	1,105,277	18,635	1.7
Total Automotive	25,006,224	23,733,855	1,272,369	5.4
Financial Services	1,621,685	1,379,267	242,418	17.6
Other	606,612	578,789	27,823	4.8

Total	27,234,521	25,691,911	1,542,610	6.0

Notes:

1.	Consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

Environmental and Safety Initiatives

Toyota group considers addressing both environmental and safety issues as one of its top management priorities, and works toward enhancing the quality of life everywhere.

With regard to environmental initiatives, we have endeavored to promote “energy conservation” and “fuel diversification” under the belief that “eco-cars can only truly contribute to the environment if they are used widely.” We have been developing hybrid technology as the core technology necessary for various kinds of eco-cars such as plug-in hybrid vehicles, electric vehicles and fuel cell vehicles. We also consider hydrogen to be an important energy source for the future and are working toward the realization of a hydrogen-based society.

With regard to safety initiatives, we plan to start introducing “Toyota Safety Sense,” a new multi-feature integrated safety package equipped with collision prevention and mitigation, and optimal forward visibility enhancement during nighttime driving, under our “Integrated Safety Management Concept.” We work actively toward the development of ever-safer vehicles and technologies by researching and developing various vehicle safety devices and systems.

Activities in Pursuit of Attractive Vehicles

Toyota group works in pursuit of the enjoyment of vehicles and the joy of driving.

Through the “Toyota New Global Architecture” and various other activities that vastly enhance the basic performance and marketability of our vehicles, we are making steady progress in our efforts to manufacture attractive vehicles.

Through initiatives such as our employee driving project in Australia, a country with a famously wide variety of roads, and participation in the 24-hour Nürburgring endurance race in Germany, we seek to develop the human resources necessary to pursue vehicles that our customers can enjoy.

Non-Automotive Operations

In non-automotive operations, we are actively developing businesses to meet diverse customer needs.

Our financial services have been responding flexibly to various risks and expanding business actively in various countries, including emerging countries, through an expansive global network. We plan to provide a broad range of support for the car experience of customers in concert with our automotive operations by developing and providing financial services customized to customer needs and regional characteristics.

In the housing business, we are combining the technologies of the Toyota group companies to build smart houses and other types of advanced housing that are environment-friendly, safe and comfortable.

We also conduct a wide range of activities such as the test operation of “Ha:mo,” an ultra compact electric vehicle car-sharing service, and the technological development of mobility impairment rehabilitation-aid partner robots for use in medical facilities.

(2) Funding

Capital investment in the automotive business is mainly financed with funds gained from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2015 was 18,977.8 billion yen.

(3) Capital Expenditures and R&D

As for capital expenditures, Toyota group has promoted activities to decrease expenditures by simplifying and streamlining facilities and through the effective use of existing facilities. At the same time, Toyota group has focused on making strategic expenditures, including those in response to environmental issues such as hybrid vehicles and fuel cell vehicles. As a result, consolidated capital expenditures for FY2015 were 1,177.4 billion yen.

As for R&D expenditures, we made active investments in advanced technology development that will become a foundation for Toyota’s future growth while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2015 were 1,004.5 billion yen.

(4) Consolidated Financial Summary

	Yen in millions unless otherwise stated
	FY2012 (April 2011 through March 2012)	FY2013 (April 2012 through March 2013)	FY2014 (April 2013 through March 2014)	FY2015 (April 2014 through March 2015)
Net revenues	18,583,653	22,064,192	25,691,911	27,234,521
Operating income	355,627	1,320,888	2,292,112	2,750,564
Net income attributable to Toyota Motor Corporation	283,559	962,163	1,823,119	2,173,338
Net income attributable to Toyota Motor Corporation per share – Basic (yen)	90.21	303.82	575.30	688.02
Shareholders’ equity	11,066,478	12,772,856	15,218,987	17,647,329

Total assets	30,650,965	35,483,317	41,437,473	47,729,830

(5) Issues to be Addressed

As for our future business environment, in the world economy, the U.S. is expected to recover steadily. Also the European economy is picking up gradually chiefly in the eurozone, while the economies of several countries are likely to slow down, such as in Russia which is weighed down by declines in crude oil prices. Emerging countries also show downside risk. The Japanese economy is expected to recover gradually through improvements in employment and income conditions, although attention needs to be paid to for example uncertainty in overseas economies.

The automotive market is expected to expand gradually, mainly in the U.S. However, amid adaptation of eco-car promotion policies in various countries and increased efforts toward the development of safety technologies, as well as continuing advances in information and communication technology, fierce competition exists on a global scale.

In this severe business environment, Toyota group intends to steadily progress toward the realization of the Toyota Global Vision through sustainable growth based on the following policies:

First, we intend to reinforce true competitiveness in order to grow as steadily as a tree adding annual growth rings. We plan to work on quality improvement and human resource development in order to manufacture vehicles that bring smiles to customers. In addition, we plan to thoroughly improve productivity in each of our business operations through measures such as effective use of management resources and the strengthening of our IT infrastructure.

Second, we intend to take bold challenges toward the creation of new value in order to progress into the future. We plan to work toward the future of mobility through pioneering technologies, products and businesses.

In order to implement the above, we intend to improve our management structure to speed up decision-making, enhance the supervision of business execution, strengthen collaboration with Toyota group companies and leverage the value of diversity.

Based on these initiatives, Toyota group will contribute to “enriching lives of communities” by providing “ever-better cars.” This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota group will fulfill its social responsibilities.

By staying true to its founding spirit of “contribute to society by Monozukuri, manufacturing,” Toyota group will move forward through the united efforts of its officers and employees toward the realization of the Toyota Global Vision with gratitude, humility and conviction. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value.

TMC will strive for the stable and continuous payment of dividends aiming at a consolidated payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

TMC pays dividends twice a year – an interim dividend and a year-end dividend – and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the FY2015 Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.

(7) Main Business

Toyota group’s business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for overseas production, Parts, etc.

Financial Services Operations	Auto sales financing, Leasing, etc.

Other Operations	Housing, Information Technology, etc.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>

Please see section “(10) Status of Principal Subsidiaries”.

(9) Employees

Number of employees	Increase (Decrease) from end of FY2014
344,109	+ 5,234

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			million yen
Japan	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	51.33	*	Manufacture and sales of automobiles
	Toyota Finance Corporation	Tokyo	16,500	100.00	*	Finance of automobile sales, Card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00		Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,850	100.00		Manufacture and sales of automobiles
			in thousands
North America	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Government, public affairs and research of North America
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing, Mississippi, Inc.	U.S.A.	USD 272,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00		Sales of automobiles
			in thousands
Europe	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 71,078	100.00	*	Manufacture and sales of automobiles
	Toyota Kreditbank GmbH	Germany	EUR 30,000	100.00	*	Finance of automobile sales
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 104,500	100.00	*	Finance of automobile sales
	Toyota (GB) PLC	U.K.	GBP 2,600	100.00	*	Sales of automobiles
	OOO “TOYOTA MOTOR”	Russia	RUB 4,875,189	100.00	*	Manufacture and sales of automobiles

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			in thousands
Asia	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 3,100,000	100.00	*	Finance of automobile sales
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Kuozui Motors, Ltd.	Taiwan	TWD 3,460,000	70.00	*	Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 15,100,000	86.84	*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia and Oceania
			in thousands
Other	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Manufacture and sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles

Notes:

1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of Shares

(1)	Total Number of Shares Authorized	10,000,000,000 shares

(2)	Total Number of Shares Issued	3,417,997,492 shares

(3)	Number of Shareholders	496,859

(4)	Major Shareholders

Name of Shareholders	Number of shares (1,000 shares)	Percentage of shareholding (%)
Japan Trustee Services Bank, Ltd.	351,323	11.16
Toyota Industries Corporation	224,515	7.13
The Master Trust Bank of Japan, Ltd.	160,750	5.11
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	128,583	4.09
Nippon Life Insurance Company	120,084	3.82
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	82,545	2.62
DENSO CORPORATION	82,533	2.62
Trust & Custody Services Bank, Ltd.	67,407	2.14
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	65,062	2.07
Mitsui Sumitomo Insurance Company, Limited	64,063	2.04

Notes:

1.	The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the Depositary for holders of TMC’s American Depositary Receipts (ADRs).
2.	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (271,183 thousand shares) from the total number of shares issued.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2015

1)	Number of Stock Acquisition Rights issued:

81,098

2)	Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

8,109,800 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Stock Acquisition Rights held by TMC’s Members of the Board of Directors and Audit & Supervisory Board Members

	Series (Exercise price)	Exercise Period	Number of Stock Acquisition Rights	Number of holders
Members of the Board of Directors	6th (7,210 yen)	From August 1, 2009 to July 31, 2015	1,270	6
	7th (4,682 yen)	From August 1, 2010 to July 31, 2016	800	3
	8th (4,154 yen)	From August 1, 2011 to July 31, 2017	1,840	8
	9th (3,153 yen)	From August 1, 2012 to July 31, 2018	1,808	10

Audit & Supervisory Board Members	8th (4,154 yen)	From August 1, 2011 to July 31, 2017	224	2

Note:

The Stock Acquisition Rights held by Audit & Supervisory Board Members in the above table were acquired prior to their assumption of office and are exercisable by Audit & Supervisory Board Members.

4. Status of Members of the Board of Directors and Audit & Supervisory Board Members

(1) Members of the Board of Directors and Audit & Supervisory Board Members

Name	Position	Main areas of responsibility	Important concurrent duties
Takeshi Uchiyamada	*Chairman of the Board of Directors

Akio Toyoda	*President, Member of the Board of Directors		- Audit & Supervisory Board Member of Toyota Boshoku Corporation - Chairman and CEO of Toyota Motor North America, Inc. - Chairman of Toyota Motor Sales & Marketing Corporation

Satoshi Ozawa	*Executive Vice President, Member of the Board of Directors	- Toyota No.1 (Business)

- Chairman of Toyota Motor Europe NV/SA

- Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.

- Vice Chairman of Toyota Motor North America, Inc.

- Audit & Supervisory Board Member of Toyota Industries Corporation

Nobuyori Kodaira	*Executive Vice President, Member of the Board of Directors	- IT & ITS - External Affairs & Public Affairs - General Administration & Human Resources - Accounting	- Director of KDDI CORPORATION

Mitsuhisa Kato	*Executive Vice President, Member of the Board of Directors	- Toyota No. 1 (Business, R&D) - Toyota No. 2 (Business, R&D) - TNGA Planning Div. (Chief Officer)	- Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd. - Director of Toyota Boshoku Corporation

Masamoto Maekawa	*Executive Vice President, Member of the Board of Directors	- Toyota No.1 (Business)	- President & Chief Executive Officer of Toyota Marketing Japan Corporation

Yasumori Ihara	*Executive Vice President, Member of the Board of Directors	- Toyota No.2 (Business)

- Vice Chairman of Faw Toyota R&D Co., Ltd.

- Chairman of Toyota Motor Technical Center (China) Co., Ltd.

- Chairman of Toyota Motor Asia Pacific Pte Ltd.

- Chairman of Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

Seiichi Sudo	*Executive Vice President, Member of the Board of Directors	- Unit Center - TNGA Planning Div. (Chief Officer)	- Chairman of Toyota Motor (Changshu) Auto Parts Co., Ltd.

Koei Saga	Member of the Board of Directors	- Unit Center (Center Vice President) - Motor Sports Unit Development Div. (Chief Officer)	- Member of the Audit & Supervisory Board of JTEKT Corporation

Name	Position	Main areas of responsibility	Important concurrent duties
Tokuo Fukuichi	Member of the Board of Directors	- Lexus International (President) - Design Group (Chief Officer)	- Vice President & Board of Director of Calty Design Research, Inc.

Shigeki Terashi	Member of the Board of Directors

- Strategic Top Executive Meeting Office (Secretary General)

- Corporate Planning Div. (Chief Officer)

- Research Div. (Chief Officer)

- Environmental Affairs Div. (Chief Officer)

- Product & Business Planning Div. (Chief Officer)

- Design Quality Innovation Div. (Chief Officer)

Yoshimasa Ishii	Member of the Board of Directors

- President of Toyota Financial Services Corporation

- Chairman of Toyota Motor Leasing (China) Co., Ltd.

- Chairman of Toyota Motor Finance (China) Co., Ltd.

- Chairman and President of Toyota Financial Services Americas Corporation

Ikuo Uno	Member of the Board of Directors

- Executive Advisor to the Board of Nippon Life Insurance Company

- Outside Director of FUJI KYUKO CO., LTD.

- External Auditor of Odakyu Electric Railway Co., Ltd.

- Outside Audit & Supervisory Board Member of Tohoku Electric Power Co., Inc.

- External Audit & Supervisory Board Member of West Japan Railway Company

- Outside Director of Panasonic Corporation

- Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

Haruhiko Kato	Member of the Board of Directors		- President and CEO of Japan Securities Depository Center, Inc. - Outside Director of Canon Inc.

Mark T. Hogan	Member of the Board of Directors		- President of Dewey Investments LLC

Yoichiro Ichimaru	Full-time Audit & Supervisory Board Member

Masaki Nakatsugawa	Full-time Audit & Supervisory Board Member

Name	Position	Main areas of responsibility	Important concurrent duties
Masahiro Kato	Full-time Audit & Supervisory Board Member

Kunihiro Matsuo	Audit & Supervisory Board Member

- Attorney

- Outside Corporate Auditor of MITSUI & CO., LTD.

- Outside Audit & Supervisory Board Member of KOMATSU LTD.

- Outside Corporate Auditor of BROTHER INDUSTRIES, LTD.

- Outside Director of Japan Exchange Group, Inc.

- Outside Audit & Supervisory Board Member of Seven Bank, Ltd.

- Outside Corporate Auditor of TV TOKYO Holdings Corporation

Yoko Wake	Audit & Supervisory Board Member		- Professor Emeritus of Keio University

Teisuke Kitayama	Audit & Supervisory Board Member		- Chairman of Sumitomo Mitsui Banking Corporation - Outside Director of FUJIFILM Holdings Corporation - Outside Audit & Supervisory Board Member of Isetan Mitsukoshi Holdings Ltd.

Notes:

1.	* Representative Director
2.	Toyota No. 1 and Toyota No. 2 business units bear responsibility for the following areas:

Name	Main areas of responsibility

Toyota No. 1	- North America Region - Europe Region - Japan Sales Business Group - Toyota Planning Div. 1

Toyota No. 2	- China Region - Asia & Middle East Region - East Asia & Oceania Region - Africa Region - Latin America & Caribbean Region - Toyota Planning Div. 2 - KD Business Planning Div.

The main areas of responsibility shown above were changed as of April 1, 2015, as follows:

Name	Main areas of responsibility

Toyota No. 1	- North America Region - Europe Region - Africa Region - Japan Sales Business Group - Toyota Planning Div. 1 - Best In Town Dept. - Marketing Div.

Toyota No. 2	- China Region - Asia & Middle East Region - East Asia & Oceania Region - Latin America & Caribbean Region - Toyota Planning Div. 2 - KD Business Planning Div.

3.	Mr. Ikuo Uno, Mr. Haruhiko Kato and Mr. Mark T. Hogan, all of whom are Members of the Board of Directors, are Outside Members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.
4.	Mr. Kunihiro Matsuo, Ms. Yoko Wake and Mr. Teisuke Kitayama, all of whom are Audit & Supervisory Board Members, are Outside Audit & Supervisory Board Members. They are also Independent Audit & Supervisory Board Members as provided by the rules of the Japanese stock exchanges on which TMC is listed.
5.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.
6.	Mr. Yasumori Ihara, Executive Vice President, Member of the Board of Directors, changed the position to Member of the Board of Directors as of April 1, 2015. The main areas of responsibility were changed on the same day, as follows:

Name	Position	Main areas of responsibility
Satoshi Ozawa	* Executive Vice President, Member of the Board of Directors	—

Nobuyori Kodaira	* Executive Vice President, Member of the Board of Directors	—

Mitsuhisa Kato	* Executive Vice President, Member of the Board of Directors	—

Masamoto Maekawa	* Executive Vice President, Member of the Board of Directors	—

Seiichi Sudo	* Executive Vice President, Member of the Board of Directors	—

Yasumori Ihara	Member of the Board of Directors	—

Koei Saga	Member of the Board of Directors	- Unit Center (President) - Motor Sports Group (Deputy Chief Officer)

Shigeki Terashi	Member of the Board of Directors	- Strategic Top Executive Meeting Office (Secretary General) - BR Connected Strategy and Planning Dept. (Chief Officer) - Corporate Planning Div. (Chief Officer) - Research Div. (Chief Officer)

Note:	* Representative Director

(2) Amount of Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2015

Category	Members of the Board of Directors (incl. Outside Members of the Board of Directors)		Audit & Supervisory Board Members (incl. Outside Audit & Supervisory Board Members)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Members of the Board of Directors and Audit & Supervisory Board Members	17 (3)	835 (71)	8 (5)	265 (59)	25	1,101
Executive bonus	12	885			12	885

Total		1,721 (71)		265 (59)		1,986

Notes:

1.	The number of persons includes those eligible to receive compensation in FY2015.
2.	The amounts of executive bonuses stated above are to be decided by the resolution of the FY2015 Ordinary General Shareholders’ Meeting to be held on June 16, 2015.

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members

1) Major activities for FY2015

Category	Name	Attendance of Board of Directors meetings (total attended/total held)	Attendance of Audit & Supervisory Board meetings (total attended/total held)
Member of the Board of Directors	Ikuo Uno	17/17	—
Member of the Board of Directors	Haruhiko Kato	17/17	—
Member of the Board of Directors	Mark T. Hogan	17/17	—
Audit & Supervisory Board Member	Kunihiro Matsuo	14/17	13/16
Audit & Supervisory Board Member	Yoko Wake	16/17	15/16
Audit & Supervisory Board Member	Teisuke Kitayama	12/14	13/13

Note:	The total number of meetings held varies due to the difference in the dates of assumption of office.

Each Outside Member of the Board of Director and Outside Audit & Supervisory Board Member contributed by giving opinions based on his or her experience and insight.

2) Details of Limited Liability Agreements

Agreements between the Outside Members of the Board of Directors or Outside Audit & Supervisory Board Members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

5. Status of Accounting Auditor

(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata

(2) Compensation to Accounting Auditor for FY2015

1)	Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

527 million yen

2)	Total amount of cash and other property benefits paid by Toyota

1,564 million yen

Notes:

1.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

2.

The amount in 2) above includes compensation for advice and consultation concerning accounting and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

3.	Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

It is a policy of TMC that, if it is deemed that the Accounting Auditor will have difficulty in conducting an audit appropriately because of the occurrence of an event stipulated in laws or regulations or an event that interferes with the eligibility or independence of the Accounting Auditor, TMC shall determine whether to dismiss or refrain from reappointing the Accounting Auditor, as needed.

6. Basic Policy Regarding the System to Secure the Appropriateness of Business

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct”. TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Companies Act.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

1)

TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Members of the Board of Directors.

2)

TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)

TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. TMC will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2)	System to retain and manage information relating to performance of duties by Members of the Board of Directors

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)	Rules and systems related to the management of risk of loss

1)

TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)

TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)

TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)

Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each center, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)

TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)

TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.

3)

TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

1)

TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries as Toyota’s common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” through personnel exchanges.

2)

TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7)	System concerning employees who assist the Audit & Supervisory Board Members when required

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function.

(8)	Independence of the employees described in the preceding item (7) from Members of the Board of Directors

Any changes in personnel in the Audit & Supervisory Board Office will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

(9)	System for Members of the Board of Directors and employees to report to Audit & Supervisory Board Members, and other relative systems

1)

Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)

Members of the Board of Directors, Senior Managing Officers, Managing Officers, and employees will report to the Audit & Supervisory Board Members on the business upon requests by the Audit & Supervisory Board Members periodically and as needed.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

Unconsolidated Financial Statements

UNCONSOLIDATED BALANCE SHEETS

	(Million yen; amounts less than one million yen are omitted)
	FY2015 (As of March 31, 2015)	FY2014 (Reference) (As of March 31, 2014)
(Assets)
Current assets	6,000,524	5,223,654
Cash and deposits	690,010	435,824
Trade accounts receivable	1,032,096	955,591
Marketable securities	2,255,294	1,973,735
Finished goods	163,971	150,694
Work in process	88,850	85,451
Raw materials and supplies	99,456	96,980
Short-term loans	634,476	543,165
Deferred tax assets	482,795	468,216
Others	578,071	522,196
Less: allowance for doubtful accounts	(24,500)	(8,200)
Fixed assets	9,128,099	8,386,070
Property, plant and equipment	1,172,565	1,113,079
Buildings, net	339,198	346,983
Structures, net	39,436	39,929
Machinery and equipment, net	184,320	164,554
Vehicle and delivery equipment, net	19,634	17,087
Tools, furniture and fixtures, net	78,409	69,041
Land	408,899	400,912
Construction in progress	102,666	74,570
Investments and other assets	7,955,533	7,272,990
Investments in securities	5,713,142	5,010,199
Investments in subsidiaries and affiliates	2,004,286	2,001,419
Long-term loans	139,966	137,232
Others	98,737	146,038
Less: allowance for doubtful accounts	(600)	(21,900)

Total	15,128,623	13,609,725

	(Million yen; amounts less than one million yen are omitted)
	FY2015 (As of March 31, 2015)	FY2014 (Reference) (As of March 31, 2014)
(Liabilities)
Current liabilities	3,571,917	3,595,962
Trade notes payable	96	36
Electronically recorded obligations-operating	254,586	257,336
Trade accounts payable	733,825	668,740
Short-term borrowings	20,000	20,000
Current portion of bonds	30,000	60,000
Other payables	410,186	366,620
Income taxes payable	196,284	446,291
Accrued expenses	1,251,677	1,081,268
Deposits received	639,278	660,416
Others	35,980	35,252
Long-term liabilities	1,372,433	1,093,323
Bonds	350,000	340,000
Allowance for retirement benefits	308,064	283,155
Deferred tax liabilities	494,305	335,246
Others	220,064	134,921
Total liabilities	4,944,351	4,689,285
(Net assets)
Shareholders’ equity	8,548,725	7,803,900
Common stock	397,049	397,049
Capital surplus	416,970	418,592
Capital reserve	416,970	416,970
Other capital surplus	—	1,622
Retained earnings	8,972,889	8,128,385
Legal reserve	99,454	99,454
Other retained earnings	8,873,434	8,028,931
Reserve for special depreciation	1,037	1,240
Reserve for reduction of acquisition cost of fixed assets	11,138	10,714
General reserve	6,340,926	6,340,926
Retained earnings carried forward	2,520,332	1,676,049
Less: treasury stock	(1,238,184)	(1,140,127)
Valuation and translation adjustments	1,632,613	1,110,016
Net unrealized gains on other securities	1,632,613	1,110,016
Stock acquisition rights	2,932	6,522
Total net assets	10,184,271	8,920,439

Total	15,128,623	13,609,725

UNCONSOLIDATED STATEMENTS OF INCOME

	(Million yen; amounts less than one million yen are omitted)
	FY2015 (April 1, 2014 through March 31, 2015)	FY2014 (Reference) (April 1, 2013 through March 31, 2014)
Net revenues	11,209,414	11,042,163
Cost of sales	8,599,232	8,637,970
Gross profit	2,610,182	2,404,193
Selling, general and administrative expenses	1,339,518	1,135,188
Operating income	1,270,664	1,269,004
Non-operating income	916,696	749,859
Interest income	32,963	25,315
Dividend income	680,419	556,561
Others	203,313	167,983
Non-operating expenses	62,255	180,413
Interest expenses	6,744	8,129
Others	55,510	172,283
Ordinary income	2,125,104	1,838,450
Income before income taxes	2,125,104	1,838,450
Income taxes – current	436,700	492,100
Income taxes – deferred	(2,274)	(70,459)
Net income	1,690,679	1,416,810

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FY2015

(April 1, 2014 through March 31, 2015)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926	1,676,049	8,128,385
Cumulative effects of changes in accounting policies									(45,706)	(45,706)
Restated balance	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926	1,630,343	8,082,678
Changes of items during the period
Appropriation to reserve for special depreciation						173			(173)	—
Reversal of reserve for special depreciation						(377)			377	—
Appropriation to reserve for reduction of acquisition cost of fixed assets							537		(537)	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(112)		112	—
Dividends paid									(554,932)	(554,932)
Net income									1,690,679	1,690,679
Repurchase of treasury stock
Reissuance of treasury stock			(124,224)	(124,224)
Retirement of treasury stock			(122,933)	(122,933)
Transfer to capital surplus from retained earnings			245,535	245,535					(245,535)	(245,535)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	(1,622)	(1,622)	—	(203)	424	—	889,989	890,210
Balance at the end of current period	397,049	416,970	—	416,970	99,454	1,037	11,138	6,340,926	2,520,332	8,972,889

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,140,127)	7,803,900	1,110,016	1,110,016	6,522	8,920,439
Cumulative effects of changes in accounting policies		(45,706)				(45,706)
Restated balance	(1,140,127)	7,758,194	1,110,016	1,110,016	6,522	8,874,733
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(554,932)				(554,932)
Net income		1,690,679				1,690,679
Repurchase of treasury stock	(359,872)	(359,872)				(359,872)
Reissuance of treasury stock	138,882	14,658				14,658
Retirement of treasury stock	122,933	—				—
Transfer to capital surplus from retained earnings		—				—
Net changes of items other than shareholders’ equity			522,597	522,597	(3,590)	519,007
Total changes of items during the period	(98,056)	790,531	522,597	522,597	(3,590)	1,309,538
Balance at the end of current period	(1,238,184)	8,548,725	1,632,613	1,632,613	2,932	10,184,271

FY2014 (Reference)

(April 1, 2013 through March 31, 2014)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	1,627	9,633	6,340,926	655,963	7,107,604
Changes of items during the period
Appropriation to reserve for special depreciation						88			(88)	—
Reversal of reserve for special depreciation						(475)			475	—
Appropriation to reserve for reduction of acquisition cost of fixed assets							1,172		(1,172)	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(91)		91	—
Dividends paid									(396,029)	(396,029)
Net income									1,416,810	1,416,810
Repurchase of treasury stock
Reissuance of treasury stock			1,622	1,622
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	1,622	1,622	—	(387)	1,080	—	1,020,086	1,020,780
Balance at the end of current period	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926	1,676,049	8,128,385

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,149,599)	6,772,026	664,820	664,820	9,525	7,446,372
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(396,029)				(396,029)
Net income		1,416,810				1,416,810
Repurchase of treasury stock	(321)	(321)				(321)
Reissuance of treasury stock	9,793	11,415				11,415
Net changes of items other than shareholders’ equity			445,195	445,195	(3,003)	442,192
Total changes of items during the period	9,471	1,031,874	445,195	445,195	(3,003)	1,474,067
Balance at the end of current period	(1,140,127)	7,803,900	1,110,016	1,110,016	6,522	8,920,439

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities

Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method.

Other securities:

Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined on the moving-average method.

(2) Standards and methods of valuation of inventories

Standards:

Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)

Methods:

Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:

To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:

To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

(Changes in Accounting Policy)

The Accounting Standard for Retirement Benefits (Accounting Standards Board of Japan (“ASBJ”) Statement No. 26 issued on May 17, 2012; hereinafter, the “Accounting Standard”) and the Guidance on the Accounting Standard for Retirement Benefits (ASBJ Guidance No. 25 issued on May 17, 2012; hereinafter, the “Guidance”) have been applied effective from the current fiscal year. Accordingly, the calculation method for the discount rate of the estimated retirement benefits has been changed and the calculation methods for retirement benefit obligations and service costs have been revised.

In connection with the application of the Accounting Standard and the Guidance, pursuant to the transitional treatment provided for in Paragraph 37 of the Accounting Standard, the effect of the changes in the calculation method for retirement benefit obligations and service costs is reflected in retained earnings as of the beginning of the current fiscal year.

As a result, retained earnings decreased by 45,706 million yen as of the beginning of the current fiscal year.

4. Other significant matters pertaining to the preparation of unconsolidated financial statements

(1) Consumption taxes, etc. are computed based on the net-of-tax method.

(2) The consolidated taxation system is applied.

[Unconsolidated balance sheet]

1.	Assets pledged as collateral and relevant liabilities

Assets pledged as collateral		Relevant liabilities
Items	Book value as of the end of the fiscal year (million yen)	Items	Balance as of the end of the fiscal year (million yen)
Investments in securities	8,415	Security deposit for delayed tax payment for goods imported	8,100

Total	8,415	Total	8,100

2.	Accumulated depreciation of property, plant and equipment	3,773,436 million yen

3.	Guarantees

	Guarantees for bank loans of Toyota Peugeot Citroën Automobile Czech, s.r.o.	2,372 million yen

	Guarantees for bank loans of Toyota Argentina S.A.	23,136 million yen

4.	Export bill discounted	6,347 million yen

5.	Receivables from and payables to subsidiaries and affiliates

	Short-term receivables	1,569,328 million yen
	Long-term receivables	142,548 million yen
	Short-term payables	1,543,930 million yen
	Long-term payables	208,180 million yen

6.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]

Transactions with subsidiaries and affiliates

Net sales	6,904,678 million yen
Purchases	4,688,727 million yen
Non-operating transactions	734,115 million yen

[Unconsolidated statement of changes in net assets]

1.	Type and number of treasury stock at the end of FY2015

Common stock	271,183,861 shares

2.	Dividends from surplus

(1)	Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Ordinary General Shareholders’ Meeting held on June 17, 2014	Common stock	316,976 million yen	100 yen	March 31, 2014	June 18, 2014
Directors’ Meeting held on November 5, 2014	Common stock	237,956 million yen	75 yen	September 30, 2014	November 27, 2014

(2)	Dividends of which record date falls in FY2015 and effective date falls in FY2016

Dividends on common stock are proposed for resolution at the FY2015 Ordinary General Shareholders’ Meeting to be held on June 16, 2015, as follows:

Total cash dividends	393,351 million yen
Dividends per share	125 yen
Record date	March 31, 2015
Effective date	June 17, 2015

The dividends shall be paid from retained earnings.

3.	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2015

Common stock	8,109,800 shares

[Tax effect accounting]

Deferred tax assets mainly relate to impairment losses on securities, accrued expenses, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities. Because the revised tax act was promulgated during the current fiscal year and the tax rates for corporate income taxes to be applied in subsequent fiscal years were changed, the amounts stated for deferred tax assets and deferred tax liabilities are adjusted accordingly.

[Related-party transactions]

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products Concurrent posting of directors	Mainly vehicle sales (Note.1)	2,020,089 (Note.2)	Trade accounts receivable	211,306 (Note.2)
				Loans (Note.3)	114,166 (Note.3)	Loans	213,057
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 51.36% Indirect 0.14%	Purchase of Daihatsu Motor products	Deposit of funds (Note.3)	194,661 (Note.3)	Deposits received	171,996
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00%	Concurrent posting of directors	Deposit of funds (Note.3)	185,437 (Note.3)	Deposits received	221,700

Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:

The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable and other receivables include consumption taxes, etc.

Note. 3:	The interest rates of loans and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)

Net assets per share	3,235.44 yen
Net income per share	535.22 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 1, 2015

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Kazuhiko Tomoda

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

Junji Ichihara

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheets, the unconsolidated statements of income, the unconsolidated statements of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 111th fiscal year from April 1, 2014 to March 31, 2015.

Management’s Responsibility for the unconsolidated financial statements and the supplementary schedules:

Management is responsible for the preparation and fair presentation of the unconsolidated financial statements, and the supplementary schedules in accordance with Japanese generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the unconsolidated financial statements, and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility:

Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the unconsolidated financial statements and supplementary schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the unconsolidated financial statements and the supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the unconsolidated financial statements and the supplementary schedules, whether due to fraud or error. In making the risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the unconsolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the unconsolidated financial statements and supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with Japanese generally accepted accounting principles.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(Amounts are rounded to the nearest million yen)
	FY2015 (As of March 31, 2015)	FY2014 (Reference) (As of March 31, 2014)
(Assets)
Current assets	17,936,397	15,717,706
Cash and cash equivalents	2,284,557	2,041,170
Time deposits	149,321	180,207
Marketable securities	2,782,099	2,046,877
Trade accounts and notes receivable, less allowance for doubtful accounts	2,108,660	2,036,232
Finance receivables, net	6,269,862	5,628,934
Other receivables	420,708	351,182
Inventories	2,137,618	1,894,704
Deferred income taxes	978,179	866,386
Prepaid expenses and other current assets	805,393	672,014
Noncurrent finance receivables, net	9,202,531	8,102,294
Investments and other assets	11,295,183	9,976,175
Marketable securities and other securities investments	7,632,126	6,765,043
Affiliated companies	2,691,460	2,429,778
Employees receivables	45,206	44,966
Other	926,391	736,388
Property, plant and equipment	9,295,719	7,641,298
Land	1,354,815	1,314,040
Buildings	4,282,839	4,073,335
Machinery and equipment	10,945,377	10,381,285
Vehicles and equipment on operating leases	5,199,986	3,709,560
Construction in progress	581,412	286,571
Less – Accumulated depreciation	(13,068,710)	(12,123,493)

Total assets	47,729,830	41,437,473

	(Amounts are rounded to the nearest million yen)
	FY2015 (As of March 31, 2015)	FY2014 (Reference) (As of March 31, 2014)
(Liabilities)
Current liabilities	16,431,496	14,680,685
Short-term borrowings	5,048,188	4,830,820
Current portion of long-term debt	3,915,304	2,949,663
Accounts payable	2,410,588	2,213,218
Other payables	913,013	845,426
Accrued expenses	2,668,666	2,313,160
Income taxes payable	348,786	594,829
Other current liabilities	1,126,951	933,569
Long-term liabilities	13,651,005	11,537,801
Long-term debt	10,014,395	8,546,910
Accrued pension and severance costs	880,293	767,618
Deferred income taxes	2,298,469	1,811,846
Other long-term liabilities	457,848	411,427
Total liabilities	30,082,501	26,218,486

(Shareholders’ equity)
Toyota Motor Corporation shareholders’ equity	16,788,131	14,469,148
Common stock, no par value	397,050	397,050
Additional paid-in capital	547,054	551,308
Retained earnings	15,591,947	14,116,295
Accumulated other comprehensive income (loss)	1,477,545	528,161
Treasury stock, at cost	(1,225,465)	(1,123,666)
Noncontrolling interests	859,198	749,839
Total shareholders’ equity	17,647,329	15,218,987

Total liabilities and shareholders’ equity	47,729,830	41,437,473

CONSOLIDATED STATEMENTS OF INCOME

	(Amounts are rounded to the nearest million yen)
	FY2015 (April 1, 2014 through March 31, 2015)	FY2014 (Reference) (April 1, 2013 through March 31, 2014)
Net revenues	27,234,521	25,691,911
Sales of products	25,612,836	24,312,644
Financing operations	1,621,685	1,379,267
Costs and expenses	24,483,957	23,399,799
Cost of products sold	20,916,362	19,988,245
Cost of financing operations	925,314	812,894
Selling, general and administrative	2,642,281	2,598,660
Operating income	2,750,564	2,292,112
Other income (expense)	142,264	148,968
Interest and dividend income	147,122	115,410
Interest expense	(22,871)	(19,630)
Foreign exchange gain, net	88,140	50,260
Other income, net	(70,127)	2,928
Income before income taxes and equity in earnings of affiliated companies	2,892,828	2,441,080
Provision for income taxes	893,469	767,808
Equity in earnings of affiliated companies	308,545	318,376
Net income	2,307,904	1,991,648
Less – Net income attributable to noncontrolling interests	(134,566)	(168,529)
Net income attributable to Toyota Motor Corporation	2,173,338	1,823,119

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FY2015

(April 1, 2014 through March 31, 2015)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

Equity transaction with noncontrolling interests and other		(422)				(422)	7,101	6,679
Comprehensive income
Net income			2,173,338			2,173,338	134,566	2,307,904
Other comprehensive income (loss)
Foreign currency translation adjustments				380,448		380,448	23,904	404,352
Unrealized gains (losses) on securities				567,002		567,002	10,701	577,703
Pension liability adjustments				1,934		1,934	2,382	4,316
Total comprehensive income						3,122,722	171,553	3,294,275
Dividends paid to Toyota Motor Corporation shareholders			(554,933)			(554,933)		(554,933)
Dividends paid to noncontrolling interests							(69,295)	(69,295)
Repurchase of treasury stock					(360,233)	(360,233)		(360,233)
Reissuance of treasury stock		(2,136)	(23,290)		137,275	111,849		111,849
Retirement of treasury stock		(1,696)	(119,463)		121,159	—		—

Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

FY2014 (Reference)

(April 1, 2013 through March 31, 2014)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

Equity transaction with noncontrolling interests and other		528				528	2,985	3,513
Comprehensive income
Net income			1,823,119			1,823,119	168,529	1,991,648
Other comprehensive income (loss)
Foreign currency translation adjustments				296,942		296,942	4,947	301,889
Unrealized gains (losses) on securities				493,750		493,750	5,810	499,560
Pension liability adjustments				93,592		93,592	5,812	99,404
Total comprehensive income						2,707,403	185,098	2,892,501
Dividends paid to Toyota Motor Corporation shareholders			(396,030)			(396,030)		(396,030)
Dividends paid to noncontrolling interests							(63,065)	(63,065)
Repurchase and reissuance of treasury stock		(260)			9,472	9,212		9,212

Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]

1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

TMC has 541 consolidated subsidiaries (including variable interest entities) and 54 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:

TMC’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), pursuant to the provision of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of that paragraph, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

3. Standards and methods of valuation of securities:

Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:

Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:

Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Consolidated Balance Sheet]

1. Allowance for doubtful accounts	50,410 million yen
Allowance for credit losses	178,038 million yen

2. Components of accumulated other comprehensive income (loss)

Foreign currency translation adjustments	(136,090) million yen
Unrealized gains (losses) on securities	1,727,565 million yen
Pension liability adjustments	(113,930) million yen

3. Assets pledged as collateral	2,067,503 million yen

4. Guarantees	2,238,185 million yen

[Consolidated Statement of Shareholders’ Equity]

Number of shares issued and outstanding as of March 31, 2015	3,417,997,492 shares

[Financial instruments]

1. Matters pertaining to the status of financial instruments

Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	2,284,557	2,284,557
Marketable securities and other securities investments	10,316,487	10,316,487
Finance receivables	14,437,459	14,656,825
Short-term borrowings and long-term debt	(18,958,428)	(19,206,203)
Derivative financial instruments	(21,411)	(21,411)

Note:

Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.

Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.

Derivative financial instruments are mostly measured based on market data.

[Per share amounts]	(Amounts are rounded to the nearest hundredth digit yen)

1. Toyota Motor Corporation Shareholders’ equity per share	5,334.96 yen

2. Net income attributable to Toyota Motor Corporation per share
Basic	688.02 yen
Diluted	687.66 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 1, 2015

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Kazuhiko Tomoda

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

Junji Ichihara

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2014 to March 31, 2015.

Management’s Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the latter part of Article 120-2 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making the risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the above consolidated financial statements prepared by partially omitting the disclosure items required by U.S. generally accepted accounting principles in accordance with the provisions of the latter part of Article 120-2 (1) of the Ordinance on Accounting of Companies present fairly, in all material respects, the financial position and the results of operations of the corporate group which consists of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Audit & Supervisory Board’s Report (Certified Copy)

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2015 extending from April 1, 2014 through March 31, 2015, and reports as follows.

1.	Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board

(1)	Auditing method of the Audit & Supervisory Board

The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Methods and contents of Audit by the Audit & Supervisory Board Members

1)

Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.

2)

Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2.	Results of Audit

(1)	Audit results concerning the business report and others

1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.

2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the performance of duties by Members of the Board of Directors.

3)

Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

(3)	Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

May 7, 2015

Audit & Supervisory Board of Toyota Motor Corporation

Full-time Audit & Supervisory Board Member	Yoichiro Ichimaru	Outside Audit & Supervisory Board Member	Kunihiro Matsuo
Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa	Outside Audit & Supervisory Board Member	Yoko Wake
Full-time Audit & Supervisory Board Member	Masahiro Kato	Outside Audit & Supervisory Board Member	Teisuke Kitayama